UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Explanatory Note

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2017 of the registrant’s First Quarter Earnings Release Report filed with this Form 6-K, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223). Except for the foregoing, no other document or portion of a document furnished with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 11, 2017

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VEON Ltd. - First Quarter Earnings Release Report

For the Quarterly Period Ended March 31, 2017

Q1 2017 Earnings Release

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Interim Condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2017

Q1 2017 Results Presentation

Q1 2017 Fact Book

V E O N   R E P O R T S   D O U B  LE   D I G I T   R E V E N U E   A N D   E B I T D A   G R O W T  H

A N D   N E A R L Y   U S D   2 0  0   M I L L I O N   I N   U N D E R L Y I N G   E Q U I T Y   F  R E E

C A S H   F L O W   I N   Q 1    2 0 1 7;   F Y   2 0 1 7   G U I D A N C E   C O N F I R M E D

KEY RESULTS

●

Reported total revenue increased 13% YoY, benefitting from currency appreciation and the Warid transaction with effect from 1 July 2016, while organically[1] decreasing by 1%, due to weakness in Algeria, partially offset by strong growth in Pakistan, Ukraine and Uzbekistan

●	Strong organic growth in mobile data revenue of 31% YoY
●	Reported EBITDA increased 14% YoY, also benefitting from currency tailwinds and the Warid transaction; underlying EBITDA[2] organically[1] increased 0.5% with a margin of 39%
●	Underlying equity free cash[3] flow of USD 194 million up from USD 41 million in Q1 2016
●	FY 2017 targets[4] confirmed

MAIN EVENTS

●	VEON: a new personal internet experience and company name
●	Euronext Amsterdam listing completed
●	VEON free float increased to 24.1% after Telenor’s sale in the open market of 70 million VEON shares in April 2017
●	Final 2016 dividend of US 19.5 cents per share paid on 12 April 2017
●	Increase of VEON’s stake in GTH to 57.7% after GTH completion of a Share Buy-Back and cancellation of treasury shares
●	Refinancing of maturing debt in progress

Amsterdam (11 May 2017) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 235 million customers, today announces financial and operating results for the quarter ended 31 March 2017.

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	1Q17	1Q16 pro-forma Warid[5]	1Q16 reported	Reported YoY		Organic YoY [1]
Total revenue, of which	2,281	2,105	2,017	13.1%		(1.0%	)
mobile and fixed service revenue	2,202	2,030	1,948	13.1%		(0.8%	)
of which mobile data revenue	449	311	304	47.6%		31.0%
EBITDA	861	778	758	13.6%		1.9%
EBITDA underlying [2]	891	818	798	11.6%		0.5%
EBITDA margin underlying [2] (EBITDA underlying/total revenue)	39.1%	38.9%	39.6%	(0.5p.p.	)	0.6p.p
Profit/(loss) from continued operations	(11)	19	37	n.m
Profit/(loss) from discontinued operations	-	196	196	n.m
Profit/(loss) for the period attributable to VEON shareholders	(4)	169	187	n.m
Underlying equity free cash flow [3]	194	n.a.	41	373%
Capital expenditures excl. licenses	263	158	150	75%
LTM capex excl. licenses/revenue	18.7%	18.2%	18.2%	0.6p.p.
Net debt	7,661	n.a.	6,407	20%
Net debt/LTM EBITDA underlying	2.1	n.a.	1.7
Total mobile customer (millions, excluding Italy)	207	204	194	6.2%
Total fixed-line broadband customers (millions)	3.4	3.4	3.4	1.6%

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions (see Attachment C for reconciliations)

2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment C for reconciliations
3)

Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items

4)

FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Equity free cash flow is calculated at the target rates for 2017 (see Attachment C)

5)	Pro-forma assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016

Q1 2017 2

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“In the first quarter of 2017, VEON recorded double-digit revenue and EBITDA growth, boosted by currency tailwinds. Furthermore, we generated almost USD 200 million in underlying equity free cash flow and are on track with our guidance for the year. The positive momentum of 2016 is continuing into 2017 while our Italian joint-venture also had a positive start into the year, with solid revenue growth and synergies on track.

The first quarter of 2017 was pivotal for VEON, with the acceleration of our business transformation, demonstrated through several major milestones. We announced a sustainable and progressive dividend policy and paid final dividends for 2016. In addition, we accelerated our digital strategy, with the rebranding of the company as VEON. Finally, on 4 April 2017, VEON listed on Euronext Amsterdam, complementing our current listing on NASDAQ.”

Q1 2017 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	7
COUNTRY PERFORMANCE	11
CONFERENCE CALL INFORMATION	19
ATTACHMENTS	21

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the MD&A section.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

The financial results for Q1 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year-on-year comparisons.

As of 7 November 2016, VEON Ltd. owns a 50.0% share of the Italy Joint Venture. We account for the Italy Joint Venture using the equity method. We do not control the Italy Joint Venture. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this report. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016.

All comparisons are on a year-on-year basis unless otherwise stated.

Q1 2017 4

MAIN EVENTS

VEON: A NEW PERSONAL INTERNET EXPERIENCE AND A NEW COMPANY NAME

On 30 March 2017, VEON announced that it had secured shareholder approval to change its name from VimpelCom Ltd. to VEON Ltd.

The company’s intention to relaunch as VEON was announced at Mobile World Congress in Barcelona on 27 February 2017, marking an acceleration of the digital strategy to strengthen the core connectivity business, using innovative technology to drive the personal internet revolution in the markets we serve. VEON is both the new name of the company and a new personal internet platform. VEON intends to continue to build on the strength of its local brands and focus on maintaining its strong market positions. The company is continuing its drive to be a best-in-class provider of connectivity and communications services in the frontier markets it serves. The VEON platform, which will be deployed across all our markets in the coming year, transforms the customer experience for managing mobile accounts, in a radical move from the traditional bricks-and-mortar service. This unique customer engagement platform will integrate powerful data analytics and artificial intelligence, with a fresh take on messaging capabilities, enabling users and communities to connect by voice, text, picture and video through a beautifully-designed user interface.

VEON LISTED ON EURONEXT IN AMSTERDAM

On 4 April 2017, VEON marked its first day of trading on Euronext Amsterdam. VEON believes that Euronext Amsterdam was a logical choice for a listing given that the company has had its headquarters in the Netherlands since 2010 and now employs a workforce of over 500 people in Amsterdam, comprised of a mix of digital, technology, engineering, legal, finance, marketing, policy and communications personnel.

The listing on Euronext Amsterdam provides VEON with the opportunity to broaden our access to the Eurozone capital markets, raise its profile and visibility among European-based investors and increase its liquidity, as well as providing the potential for inclusion in European indices and extended stock coverage.

No new shares were issued in connection with the listing on Euronext Amsterdam and VEON continues to trade on the NASDAQ Global Select Market. The depositary bank has agreed to waive the cancellation fees for the first 70 million NASDAQ-listed American Depositary Shares (“ADSs”) transferred into ordinary shares on Euronext Amsterdam.

As required by the EU Transparency Directive (Directive 2004/109/EC, as amended), VEON Ltd. hereby discloses that its home Member State is the Netherlands. The company continues to be incorporated in Bermuda.

VEON’s FREE FLOAT INCREASED TO 24.1% AFTER TELENOR’S SALE OF VEON SHARES

VEON’s free float increased further to 24.1% after Telenor East Holding II AS (“Telenor”) sold 70,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market and common shares (“common shares”) listed on Euronext Amsterdam at a public offering price of USD 3.75 per ADS or common share. The transaction settled on 12 April 2017.

VEON did not receive any proceeds from the sale of the shares by Telenor and Telenor’s sale of the shares did not result in any dilution of the company’s issued and outstanding shares.

FINAL 2016 DIVIDEND OF US 19.5 CENTS PER SHARE PAID ON 12 APRIL 2017

VEON paid a dividend in respect of the 2016 financial year in the aggregate amount of US 23 cents per share, comprised of US 3.5 cents per share paid as an interim dividend in December 2016 and US 19.5 cents per share as a final dividend paid on 12 April 2017.

VEON is committed to paying a sustainable and progressive dividend based on the evolution of the company’s equity free cash flow. Equity free cash flow is defined as net cash flow from operating activities less net cash used in investing activities.

Q1 2017 5

GTH’S SHARE BUY-BACK AND RELATED GDR PROGRAM CANCELLATION APPROVED BY ITS SHAREHOLDERS AND RESULTS IN AN INCREASE OF VEON’S STAKE IN GTH TO 57.7%

In March 2017, GTH announced the cancellation of the GDR listing. GTH previously announced on 16 January 2017 its intention to apply for the cancellation of the listing of its GDRs on the Official List (the “Official List”) of the Financial Conduct Authority (the “FCA”) and the cancellation of trading of the GDRs on the Main Market for Listed Securities of the London Stock Exchange plc (the “LSE”). On 20 March 2017, the Financial Conduct Authority announced that the Company’s GDRs were cancelled from the FCA’s Official List with effect from that time. The London Stock Exchange plc (the “LSE”) also announced on 20 March 2017 that the GDRs were cancelled from admission to trading on the LSE with effect from that time. The associated depositary agreements terminated on 17 April 2017.

The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on 19 March 2017 and took effect on 16 April 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the 19 March 2017 extraordinary general meeting. Accordingly, VEON Ltd.’s indirect interest in GTH’s shares increased to 57.7% from 51.9%.

REFINANCING OF MATURING DEBT IN PROGRESS

On 29 March 2017, VimpelCom Amsterdam B.V., as the original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to a USD 500 million facility with AO “Alfa-Bank” as the original lender and agent, dated 2 April 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to 17 October 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders. On 29 March 2017, VimpelCom Holdings B.V. received confirmation from AO “Alfa-Bank” that it has assigned USD 350 million of the facility to Sberbank of Russia.

In addition, on 5 April 2017, VimpelCom Amsterdam B.V., as the original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into a subsequent amendment agreement with respect to a second USD 500 million facility agreement with AO “Alfa-Bank” as the original lender and agent, dated 18 April 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to 17 October 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders.

In addition, in Q1 2017, VEON repaid PJSC VimpelCom ruble bonds in an amount of USD 248 million. VEON also made a scheduled repayment in respect of VimpelCom Holding B.V. bonds, which were guaranteed by PJSC VimpelCom, in the amount of USD 349 million.

Q1 2017 6

GROUP PERFORMANCE - Q1 2017

●	Reported total revenue increased 13% YoY, organic decrease of 1% YoY; adjusting for the leap year effect, total revenue was stable YoY on an organic basis
●	Reported EBITDA increased 14% and includes exceptional costs of USD 30 million, mainly related to performance transformation (which in Q1 2016 amounted to USD 40 million)
●	Underlying EBITDA increased organically by 0.5% YoY; underlying EBITDA margin increased organically by 0.6 p.p. to 39.1%
●	Underlying equity free cash flow of USD 194 million in Q1 2017, which represents a substantial increase on the USD 41 million generated in Q1 2016

FINANCIALS BY COUNTRY

USD million	1Q17	1Q16 pro-forma Warid	1Q16 reported	Reported YoY	Organic YoY
Total revenue	2,281	2,105	2,017	13.1%	(1.0%)

Russia	1,097	885	885	24.0%	(2.1%)
Pakistan	370	351	273	35.4%	5.4%
Algeria	232	279	279	(16.8%)	(15.2%)
Bangladesh	151	155	155	(2.5%)	(1.2%)
Ukraine	143	135	135	5.7%	11.6%
Uzbekistan	153	165	165	(7.1%)	9.5%
HQ	-	-	-
Other and eliminations	135	135	125	8.0%

Service revenue	2,202	2,030	1,948	13.1%	(0.8%)

Russia	1,054	847	847	24.5%	(1.7%)
Pakistan	345	332	257	34.2%	4.2%
Algeria	228	276	276	(17.5%)	(15.8%)
Bangladesh	147	153	153	(3.8%)	(2.5%)
Ukraine	142	135	135	5.6%	11.5%
Uzbekistan	153	165	165	(7.1%)	9.6%
HQ	-	-	-
Other and eliminations	133	122	115	15.7%

EBITDA	861	778	758	13.6%	1.9%

Russia	409	328	328	24.9%	(1.4%)
Pakistan	154	136	116	33.1%	13.7%
Algeria	114	158	158	(27.9%)	(26.5%)
Bangladesh	69	70	70	(1.0%)	0.3%
Ukraine	77	71	71	7.9%	13.8%
Uzbekistan	79	100	100	(21.3%)	(7.1%)
HQ	(76)	(121)	(121)	(37.4%)
Other and eliminations	35	36	36	(5.0%)

EBITDA margin	37.8%	37.0%	37.6%	0.2p.p.	1.1p.p.

EBITDA underlying	891	818	798	11.6%	0.5%

Russia	412	328	328	25.4%	(1.0%)
Pakistan	160	139	119	34.0%	15.2%
Algeria	114	158	158	(27.9%)	(26.4%)
Bangladesh	69	75	75	(6.9%)	(5.7%)
Ukraine	77	70	70	9.2%	15.2%
Uzbekistan	79	97	97	(18.6%)	(4.1%)
HQ	(61)	(87)	(87)	29.0%
Other and eliminations	41	38	38	11.0%

EBITDA margin underlying	39.1%	38.9%	39.6%	(0.5p.p.)	0.6p.p.

Q1 2017 7

Group revenue for Q1 2017 increased 13% year-on-year to USD 2.3 billion driven by currency appreciation and the Warid transaction with effect from 1 July 2016, while it decreased organically by 1%. Adjusting for the leap year effect, total revenue would have been stable YoY on an organic basis. The Group experienced continued weakness in Algeria and declining fixed-line revenue in Russia which was primarily mitigated by positive revenue trends in Pakistan, Ukraine and Uzbekistan. Mobile data revenue continued to show strong organic growth of 31% and total mobile customers increased 1% to 206.5 million at the end of Q1 2017, mainly driven by customer growth in Pakistan and Ukraine.

Group reported EBITDA in Q1 2017 increased 14% to USD 861 million while the underlying EBITDA was USD 891 million, reflecting an organic increase of 0.5%. The exceptional items of USD 30 million in this period primarily relate to the cost of the Group-wide performance transformation program. The reconciliation table for EBITDA and underlying EBITDA is set forth in Attachment C.

In Russia, total revenue in Q1 2017 organically declined 2.1%, mainly due to a decline in fixed-line service revenue. Mobile service revenue increased organically by 1%, driven by growth in mobile data, value added services and interconnect revenue, partially offset by a decrease in voice revenue. Fixed-line service revenue decreased organically by 14%, mainly driven by the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC customers. Beeline’s mobile customer base decreased by 1.2% year-on-year to 57.0 million in Q1 2017, mainly due to a decline in migrant customers. Beeline Russia’s EBITDA decreased organically by 1.4% while underlying EBITDA decreased 1.0%, after adjusting for exceptional costs related to the performance transformation program.

In Pakistan, the Group closed the transaction to merge Mobilink with Warid, strengthening its leading position and, as a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. Total revenue grew organically by 5%, supported by growth in all revenue streams. Data revenue grew organically by 29%, due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion. Underlying EBITDA, excluding both restructuring costs related to the performance transformation program and integration costs related to the Warid transaction increased organically by 15%, and the underlying EBITDA margin was 43.4%, improving by almost 4 percentage points year on year.

In Algeria, total revenue decreased 15% and Djezzy continued to face customer churn and ARPU erosion, the latter exacerbated by price competition. The company expects this pressure to continue, as it will take time to stabilize its commercial proposition and its customer base. Djezzy’s service revenue decreased organically by 16%, while data revenue organic growth remained strong at 58%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. Underlying EBITDA, adjusted for exceptional costs related to the performance transformation program in Q1 2017, decreased organically by 26%, mainly due to revenue decline.

In Bangladesh, total revenue decreased organically by 1%, due to an organic decline in service revenue of 3%. This decline in service revenue was partially caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016 on top of the 1% surcharge that had already been introduced in March 2016, together with the gap in 3G network coverage versus the market leader. In addition, there was a period of intense price competition, which accelerated following the SIM-reverification process and which more than offset the continued increase in data revenue of 43%. The company’s underlying EBITDA decreased organically by 6%, mainly due to the accelerated customer acquisition activity during the quarter.

In Ukraine, total revenue increased organically by 12% and mobile service revenue grew organically by 11%, driven by successful commercial activities and continued strong growth of mobile data revenue, which grew organically by 70%, driven by growing data customers, successful marketing activities and the launch of new data bundles. Underlying EBITDA, adjusted for performance transformation costs in Q1 2016 and Q1 2017, grew organically by 15%.

In Uzbekistan, total revenue increased organically by 9.5% and mobile service revenue increased organically by 9.6%, primarily as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased revenues from interconnect services, value added services and mobile data traffic. In particular, mobile data revenue

Q1 2017 8

increased organically by 30%, driven by increased smartphone penetration, promotions and the launch of new bundled offerings. Underlying EBITDA decreased organically by 4.1%, excluding the positive effect of the reversal of a litigation provision and a reversal of a bad debts provision in Q1 2016. The decrease in underlying EBITDA was mainly driven by higher interconnect costs, increased content costs, customer costs and increased structural opex.

The HQ segment includes the costs of VEON’s and GTH’s headquarters in Amsterdam, the London digital office and the Eurasia Hub. In Q1 2017, HQ costs decreased year-on-year due to lower performance transformation costs.

Other includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD million	1Q17	1Q16 pro-forma Warid	1Q16 reported	Reported YoY
Total revenue	2,281	2,105	2,017	13.1%
Service revenue	2,202	2,030	1,948	13.1%
EBITDA	861	778	758	13.6%
EBITDA margin	37.8%	37.0%	37.6%	0.2p.p.
Depreciation, amortization, impairments and other	(516)	(481)	(454)	13.6%
EBIT	345	297	304	13.5%
Financial income and expenses	(194)	(178)	(168)	15.4%
Net foreign exchange (loss)/gain and others	79	18	23	n.m.
Share of profit/(loss) of joint ventures and associates	(100)	(5)	(5)	n.m.
Profit/(loss) before tax	131	137	154	(15.3%)
Income tax expense	(142)	(118)	(117)	20.9%
Profit/(loss) from continued operations	(11)	19	37	n.m
Profit/(loss) from discontinued operations	-	196	196	n.m.
Profit for the period attributable to VEON shareholders	(4)	169	187	n.m.

	1Q17	1Q16 pro-forma Warid	1Q16 reported	Reported YoY
Capex expenditures	268	203	195	37.3%
Capex expenditures excl. licenses	263	158	150	75.1%
LTM capex excl. licenses/revenue	18.7%	18.2%	18.2%	0.6p.p.

Q1  2017 ANALYSIS

EBIT increased year-on-year in Q1 2017 to USD 345 million, due to higher EBITDA, partially offset by higher depreciation, mainly as a result of ruble appreciation and the Warid transaction with effect from 1 July 2016.

Profit before tax of USD 131 million in Q1 2017, decreased year-on-year as a result of a loss in the Italy joint venture of USD 89 million and an increase in finance costs of USD 28 million. The Italy joint venture loss was mainly driven by integration costs as well as accelerated depreciation and amortization recorded in Q1 2017. The increase in finance costs was mainly caused by the additional interest expense on the GTH bonds issued in April 2016 and the consolidation of Warid debt from 1 July 2016. This was partially offset by higher EBIT and increased net foreign exchange gain, mainly driven by the strengthening of ruble against USD.

Income tax expense increased in Q1 2017 to USD 142 million, mainly driven by higher profitability in countries with a higher nominal rate and a net deferred tax provision recorded in the quarter. In addition, a high effective tax rate is explained by the aforementioned net loss in respect of the Italy joint venture, which is already accounted for net of income taxes, and by non-deductible HQ expenses, which includes interest costs.

Prior to the Italy joint venture closing, WIND was accounted for as a discontinued operation and the Q1 2016 results were positively affected by the fair valuation of the call options embedded in the bonds.

Q1 2017 9

In Q1 2017, the Company recorded a loss for the period attributable to VEON shareholders of USD 4 million.

Capex excluding licenses increased 75% to USD 263 million in Q1 2017, due to higher capex in Russia and Ukraine primarily as a result of procurement-related delays in the prior year and increased capex in Pakistan due to the integration with Warid and the related 3G and 4G/LTE network expansion. The ratio of LTM capex excluding licenses to revenue was 18.7% in Q1 2017. The Company maintains its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

FINANCIAL POSITION & CASH FLOW

USD million	1Q17	4Q16	QoQ

Total assets	20,567	21,193	(3.0%)
Shareholders’ equity	5,720	5,961	(4.0%)
Gross debt	10,240	10,489	(2.4%)
Net debt	7,661	7,162	7.0%
Net debt/underlying LTM EBITDA	2.1	2.0

USD million	1Q17	1Q16

Net cash from/(used in) operating activities	584	(237)
from continued operations	584	(362)
from discontinued operations	-	125
Net cash from/(used in) investing activities	(589)	(551)
from continued operations	(589)	(361)
from discontinued operations	-	(190)
Net cash from/(used in) financing activities	(746)	26
from continued operations	(745)	35
from discontinued operations	-	(9)

Assets decreased compared to Q4 2016 as the Company repaid USD 641 million of indebtedness by using cash at hand.

Gross debt decreased 2% quarter-on-quarter mainly due to repayments of ruble-denominated bonds of USD 248 million and HQ bonds of USD 349 million, partially offset by the new bridge loan in GTH of USD 200 million and the impact of the ruble appreciation against the U.S. dollar. Group total cash, cash equivalents and deposits at the end of Q1 2017 amounted to USD 2,579 million. Net debt increased 7% quarter-on-quarter, primarily due to the impacts of both the GTH Share Buy-Back of USD 257 million and of the ruble appreciation on ruble-denominated debt.

Net cash from operating activities increased YoY in Q1 2017 by USD 821 million, as the Q1 2016 amounts reflect the payment of USD 795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM. Furthermore, the increase in net cash from operating activities was also driven by the increase in reported EBITDA, offset by payments made in order to settle the Iraqna litigation in an amount of USD 69 million.

Net cash flow used in investing activities increased due to an increase in capex.

Net cash used in financing activities was negative in Q1 2017 primarily due to the repayment of ruble bonds in an amount of USD 248 million and HQ bonds of USD 349 million. Furthermore, the cash outflow was driven by the GTH Share Buy-Back in an amount of USD 257 million and dividends paid to non-controlling interests in an amount of USD 69 million.

Q1 2017 10

COUNTRY PERFORMANCE – Q1 2017

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	1Q17	1Q16	YoY
Total revenue	64,507	65,921	(2.1%)
Mobile service revenue	52,348	51,835	1.0%
Fixed-line service revenue	9,660	11,271	(14.3%)
EBITDA	24,070	24,410	(1.4%)
EBITDA underlying	24,224	24,463	(1.0%)
EBITDA margin	37.3%	37.0%	0.3p.p.
EBITDA underlying margin	37.6%	37.1%	0.4p.p.
Capex excl. licenses	6,695	3,181	110.5%
LTM Capex excl. licenses /revenue	16.5%	18.1%	(1.5p.p.)

Mobile
Total revenue	54,822	54,586	0.4%
- of which mobile data	13,903	11,942	16.4%
Customers (mln)	57.0	57.7	(1.2%)
- of which data users (mln)	36.4	32.6	11.8%
ARPU (RUB)	302	293	3.2%
MOU (min)	273	315	(13.3%)
Data usage (MB/user)	2,565	1,931	32.8%
Fixed-line
Total revenue	9,685	11,335	(14.6%)
Broadband revenue	2,650	2,811	(5.7%)
Broadband customers (mln)	2.2	2.2	(0.4%)
Broadband ARPU (RUB)	403	422	(4.5%)

Both the macro-economic conditions and the ruble continued to stabilize during the first quarter, but the conditions and competition in the Russian market remain challenging. Total revenue in Q1 2017 declined 2.1% to RUB 64.5 billion, due to a decline in fixed-line service revenue.

Mobile service revenue increased by 1.0% to RUB 52.3 billion, driven by growth in mobile data, value added services, mobile financial services and interconnect revenue, partially offset by a decrease in voice revenue. Mobile data revenue continued its strong growth, increasing 16% to RUB 13.9 billion, which was attributable to bundle promotions, increased smartphone penetration, growth in mobile data customers and customer traffic growth. Mobile ARPU grew 3% year-on-year to RUB 302, driven by the continued efforts to simplify tariff plans and successful upselling activities, while also being supported by increased penetration of bundled propositions in the customer base.

Q1 2017 11

Beeline’s mobile customer base decreased by 1.2% year-on-year to 57.0 million in Q1 2017, mainly due to a decline in migrant customers. The Net Promoter Score (“NPS”) position is at par with our main competitors. The take up for the fixed mobile convergence (“FMC”) offer continues to be strong with more than 617 thousand customers.

Fixed-line service revenue decreased by 14.3% to RUB 9.7 billion mainly driven by the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base.

Reported EBITDA decreased 1.4% to RUB 24.1 billion while underlying EBITDA decreased 1.0%, adjusted for exceptional costs related to the performance transformation program of RUB 154 million in Q1 2017 and RUB 53 million in Q1 2016. The underlying EBITDA margin was 37.6%, up from 37.1% in Q1 2016.

Capex excluding licenses more than doubled YoY during the quarter as a result of the accelerated roll-out of the high-speed data network, which lead to 59% 4G/LTE population coverage. The LTM capex to revenue ratio for Q1 2017 was 16.5% and LTM operating cash flow margin, defined as EBITDA underlying less capex, was 21.8% in Q1 2017.

PAKISTAN

1Q16 pro-forma results assume that the results of Warid have been consolidated (including intercompany eliminations) with effect from 1 January 2016

PKR million	1Q17	1Q16 pro-forma Warid	YoY
Total revenue	38.7	36.8	5.4%

Mobile service revenue	36.2	34.7	4.2%

of which mobile data	5.2	4.1	28.7%

EBITDA	16.2	14.2	13.7%

EBITDA underlying	16.8	14.6	15.2%

EBITDA margin	41.8%	38.7%	3.0p.p.

EBITDA underlying margin	43.4%	39.7%	3.7p.p.

Capex excl. licenses	3.6	2.1	73.5%

LTM capex excl. licenses/revenue	17.7%	20.7%	(3.0p.p.)

Mobile

Customers (mln)	52.5	48.3	8.7%

- of which data users (mln)	26.3	21.1	24.4%

ARPU (RUB)	231	245	(5.5%)

MOU (min)	609	628	(3.0%)

Data usage (MB)	465	304	52.8%

In July 2016, VEON closed the transaction to merge Mobilink with Warid, strengthening its leading position in Pakistan, and as a result, Warid’s financial results have been consolidated into VEON’s financial statements with effect from 1 July 2016. The companies received merger approval on 15 December 2016, with retrospective effect from 1 July 2016. The company started re-branding to the “Jazz” brand in January 2017, with unifying distribution channels and processes, with the aim of simplifying the customer experience.

Despite the continuing aggressive price competition in the market, Jazz gained customer market share YoY in Q1, as it continued to show mid-to-high single-digit growth of both revenue and customer base.

Revenue growth of 5% YoY was supported by all revenue streams; in particular, data revenue grew by 29% YoY due to growth in data customers, stimulated by attractive bundle offers, the unification of the tariff portfolio and continued 3G network expansion. The customer base increased by 9% YoY, driven by continued customer satisfaction with Jazz’s focus on price simplicity, distribution availability and transparency. Jazz sees data and voice monetization among its key priorities, underpinned by the ambition to offer the best network in terms of both quality of service and coverage. In addition, Mobile Financial Services (“MFS”) revenue grew by 24% YoY as monthly active Mobile Wallets crossed the 2 million mark.

Q1 2017 12

Underlying EBITDA margin, excluding PKR 0.6 billion of restructuring costs related to both performance transformation and the Warid integration, was 43.4% in Q1 2017, improving by almost 4 percentage points year on year.

Capex increased to PKR 3.6 billion in Q1 2017 while the LTM capex to revenue ratio decreased to 17.7% in Q1 2017 and the operating cash flow margin was 34%. At the end of the first quarter, 3G was offered in more than 350 cities while 4G/LTE was offered in over 50 cities.

The Warid integration is ahead of schedule and the merged entity has been providing unified on-net offers to its customers since October 2016. Gross synergies reached an annualized run-rate of over PKR 11 billion in Q1 2017.

The regulator has issued the Information Memorandum (IM) for the auction of 10 MHz paired spectrum and the auction is currently expected to take place in the second quarter of 2017. The base price of spectrum which will be auctioned has been set at USD 295 million.

ALGERIA

DZD billion	1Q17	1Q16	YoY
Total revenue	25.5	30.0	(15.2%)

Mobile service revenue	25.0	29.7	(15.8%)

of which mobile data	2.8	1.7	58.1%

EBITDA	12.5	17.1	(26.5%)

EBITDA underlying	12.6	17.1	(26.4%)

EBITDA margin	49.2%	56.8%	(7.6p.p.)

EBITDA underlying margin	49.2%	56.8%	(7.5p.p.)

Capex excl. licenses	2.9	2.9	0.4%

LTM capex excl. licenses/revenue	16.6%	14.2%	2.4p.p.

Mobile

Customers (mln)	16.1	16.7	(3.6%)

- of which mobile data customers (mln)	7.1	4.3	63.8%

ARPU (DZD)	513	586	(12.5%)

MOU (min)[1]	365	351	3.9%

Data usage (MB)	573	295	94.4%

1) MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

Although Djezzy’s operations continued to generate strong margins during Q1 2017, the business has experienced continued pressure on results. Revenue decreased at double-digit rates and Djezzy continued to face customer churn and ARPU erosion, the latter exacerbated by price competition. The company expects this pressure to continue, as it will take time to stabilize its commercial proposition and its customer base.

In addition, the macro environment also remains challenging as characterized by an accelerating inflation rate, which rose to approximately 8% in February 2017.

Following the appointment of Matthieu Galvani as Chief Executive Officer of Djezzy on 26 January 2017, the recruitment of the remainder of the new leadership team has been completed in order to drive the turnaround and the transformation of Djezzy into a digital leader.

Q1 2017 13

As disclosed in Q4 2016, the regulatory environment has recently improved in Algeria, although the mobile termination rate (“MTR”) asymmetry for Djezzy is a topic still under discussion with the regulator.

From a taxation perspective, starting from January 2017, the new Finance law increased pressure through an increase of VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%. These higher indirect taxes influenced Djezzy’s performance in relation to both revenue and EBITDA as these taxes could not be passed on to customers.

VEON’s customer base in Algeria decreased 4% year-on-year to 16.1 million caused as a result of the competitive pressure in the market; while ARPU declined by 12% due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to both billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards.

As a result, Djezzy’s Q1 2017 service revenue was DZD 25.0 billion, a 16% reduction, while data revenue growth remained strong at 58%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out.

The company is taking structural measures to improve performance and stabilize its customer base, including distribution transformation and mono-brand roll-out, accelerating its 4G/LTE network deployment, promoting micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers. The company believes that the simplified data centric pricing architecture, in place since Q3 2016 is contributing to the positive data revenue trend.

In Q1 2017, EBITDA decreased 27% to DZD 12.5 billion primarily due to the revenue decline while EBITDA margin remained strong at 49.2% mainly due to a decline in personnel costs driven by the performance transformation program. Underlying EBITDA decreased 26%, adjusted for exceptional costs of DZD 0.1 billion related to the performance transformation program in Q1 2017 and underlying EBITDA margin, net of VAT impact and tax impact on recharges, would have been at 51%.

At the end of Q1 2017, the company’s 4G/LTE services covered 20 wilayas and more than 20% of the country’s population. The 3G roll-out across all of Algeria’s 48 wilayas has been completed and Djezzy is leading in NPS (Net Promoter Score).

Finally, in Q1 2017 capex was DZD 2.9 billion, broadly flat year on year, while the LTM capex to revenue ratio was 16.6% with a strong operating cash flow margin at 38%, showing stable sequential performance.

Q1 2017 14

BANGLADESH

BDT billion	1Q17	1Q16	YoY
Total revenue	12.0	12.2	(1.2%)

Mobile service revenue	11.7	12.0	(2.5%)

of which mobile data	1.5	1.1	43.1%

EBITDA	5.5	5.5	0.3%

EBITDA underlying	5.5	5.9	(5.7%)

EBITDA margin	46.0%	45.3%	0.7p.p.

EBITDA underlying margin	46.0%	48.1%	(2.2p.p.)

Capex excl. licenses	0.8	1.3	(43.3%)

LTM capex excl. licenses/revenue	20.9%	22.7%	(1.8p.p.)

Mobile

Customers (mln)	30.5	31.6	(3.4%)

- of which mobile data customers (mln)	15.0	14.4	4.4%

ARPU (DZD)	128	125	2.3%

MOU (min)	305	311	(1.9%)

Data usage (MB)	304	157	93.2%

In Bangladesh, the operational focus during Q1 2017 continued to be on improving network coverage, in order to address the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the Government-mandated SIM re-verification program, which contributed to a slowdown of acquisition activity across the market from the earlier part of 2016.

In Q1 2017, excluding the results of the re-verification process, which resulted in 3.8 million SIM cards being blocked by Banglalink, the customer base would have increased by 9% YoY. On a QoQ basis, the customer base grew by 0.1 million in Q1 2017.

Total revenue in Q1 2017 decreased by 1% YoY while Banglalink’s service revenue decreased 3% to BDT 11.7 billion. The low single-digit decline in service revenue was partially caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, on top of the 1% surcharge already introduced in March 2016, together with the gap in 3G network coverage versus the market leader. In addition, there was a period of intense price competition, which accelerated following the SIM re-verification process and which more than offset the continued increase in data revenue of 43%. This data revenue growth was driven by data traffic growth of 93% along with 4% growth in active data users which resulted in a 2.3% growth in Banglalink’s ARPU in Q1 2017.

In Q1 2017, Banglalink’s underlying EBITDA decreased by 6% to BDT 5.5 billion, as a result of higher customer acquisition and higher costs of handsets, more than offsetting savings from the performance transformation program. As a result, in Q1 2017, the underlying EBITDA margin was 46%, which represents a YoY reduction of 2.2 percentage points.

In Q1 2017, capex decreased 43% YoY to BDT 0.8 billion, with an LTM capex to revenue ratio of 20.9% and an operating cash flow margin of 39%.

Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its 3G network coverage, which covered 65% of the population at the end of Q1 2017.

Q1 2017 15

UKRAINE

UAH million	1Q17	1Q16	YoY

Total revenue	3,871	3,468	11.6%

Mobile service revenue	3,560	3,199	11.3%

Fixed-line service revenue	295	259	14.0%

EBITDA	2,073	1,822	13.8%

EBITDA underlying	2,074	1,801	15.2%

EBITDA margin	53.6%	52.5%	1.0p.p.

EBITDA underlying margin	53.6%	51.9%	1.6p.p.

Capex excl. licenses	737	249	196.3%

LTM capex excl. licenses/revenue	20.6%	22.2%	(1.6p.p.)

Mobile

Total operating revenue	3,576	3,209	11.4%

- of which mobile data	845	496	70.4%

Customers (mln)	26.0	25.3	2.7%

- of which data customers (mln)	11.3	10.3	9.4%

ARPU (UAH)	45	42	7.9%

MOU (min)	574	572	0.2%

Data usage (MB)	699	229	205.8%

Fixed-line

Total operating revenue	295	259	14.0%

Broadband revenue	170	148	15.5%

Broadband customers (mln)	0.8	0.8	0.4%

Broadband ARPU (UAH)	69	61	13.9%

Kyivstar continued to deliver strong results in Q1 2017, despite a challenging macro-economic environment and a weakening currency and the company remains the clear leader in both revenue market share and NPS.

Total revenue increased 12% year-on-year to UAH 3.9 billion in Q1 2017 while mobile service revenue grew 11% to UAH 3.6 billion, driven by successful commercial activities and continued strong growth of mobile data revenue, which grew 70%, driven by growing data customers, successful marketing activities and the launch of new data bundles. As a result, data consumption per user more than doubled in Q1 2017 compared with the same quarter in the previous year.

Kyivstar´s mobile customer base increased 3% to 26.0 million in Q1 2017, as a result of improvements in churn and increased gross additions, which increased by 9% year-on-year driven by promotional activities for B2C customers. Q1 2017 ARPU increased by 7.9% to UAH 45.

Fixed-line service revenue strongly increased 14% to UAH 295 million, supported by fixed residential broadband (‘’FTTB’’) revenue, which continued to outgrow the market, increasing 15%, driven primarily by FTTB re-pricing and the improved quality of the customer base. The fixed broadband customer base grew 0.4% to 818 thousand, and fixed broadband ARPU increased 14% YoY to UAH 69.

EBITDA increased 14% to UAH 2.1 billion in Q1 2017 and the reported EBITDA margin was 53.6%. Underlying EBITDA, adjusted for performance transformation costs in Q1 2016 and Q1 2017, grew 15% YoY, driven by higher revenue and lower interconnect costs, partially offset by higher roaming costs due to both increased traffic and a negative FOREX effect, increases in commercial costs and structural opex, mainly driven by license and frequency fees. Underlying EBITDA margin increased 1.6 percentage points to 53.6%.

Q1 2017 capex was UAH 737 million with an LTM capex to revenue ratio of 20.6%, and LTM operating cash flow margin, defined as EBITDA underlying less capex, was a strong 32% in Q1 2017. Kyivstar continued to roll-out its 3G network in Q1 2017 reaching a population coverage of 64% from 40% last year.

Q1 2017 16

UZBEKISTAN

UZS bln	1Q17	1Q16	YoY

Total revenue	513	469	10%

Mobile service revenue	510	465	10%

- of which mobile data	134	103	30%

Fixed-line service revenue	3	3	(3%)

EBITDA	265	285	(7%)

EBITDA underlying	265	276	(4%)

EBITDA margin	51.6%	60.8%	(9.3p.p.)

EBITDA underlying margin	51.6%	58.9%	(7.3p.p.)

Capex excl. licenses	75	85	(11%)

Capex excl. licenses LTM/revenue	26.0%	12.1%	13.9p.p.

Mobile

Customers (mln)	9.5	9.5	1%

- of which mobile data customers (mln)	4.6	4.4	6%

ARPU (UZS)	17,767	15,877	12%

MOU (min)	537	548	(2%)

Data usage (MB/user)	341	218	56%

Beeline continues to hold the leading position in both revenue market share and NPS in a highly competitive market.

Total revenue increased 9.5% in Uzbekistan while mobile service revenue increased 9.6% to UZS 510 billion, mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars and successful marketing activities, together with increased revenues from interconnect services, value added services and mobile data. Mobile data revenue increased 30%, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. The overall customer base increased 1% to 9.5 million, reporting the first growth since Q4 2014, driven by strong gross additions and lower churn which improved on an annualized basis by 1 percentage point to 48% as a result of successful commercial activities during the quarter.

Reported EBITDA decreased 7.1% compared to the prior year and underlying EBITDA decreased 4.1%, excluding the positive effect of the reversal of a litigation provision of UZB 5.2 billion and a reversal of a bad debts provision of UZB 3.9 billion in Q1 2016. The decrease in underlying EBITDA was mainly driven by higher interconnect costs as a result of both higher off-net usage and a negative currency effect, together with increases in content costs, customer costs and structural opex. As a result, the underlying EBITDA margin was 51.6% in Q1 2017.

Capex was UZS 74.9 billion and the LTM capex to revenue ratio was 26%, mainly due to prepayments of equipment in Q4 2016 for 2017 deployment. The company continued to invest in its high-speed data networks as it improved the 4G/LTE coverage in Tashkent and increased the number of 3G sites by 36%. Further improvements to the high-speed data networks will continue to be a priority for Beeline in 2017.

The cash and deposits balances of UZS 2,476 billion (USD 689 million) are considered to be largely restricted from repatriation due to local government and central bank regulations.

Q1 2017 17

ITALY JOINT VENTURE1

EUR million	1Q17	1Q16	YoY

Total revenue	1,552	1,519	2.1%

Mobile service revenue	1,048	1,056	(0.7%)

Fixed-line service revenue	269	263	2.3%

EBITDA	458	471	-2.9%

EBITDA underlying	517	471	9.7%

EBITDA margin	29.5%	31.0%	(1.5p.p.)

EBITDA underlying margin	33.3%	31.0%	2.3p.p.

Capex excl. licenses	240	276	(13.0%)

LTM capex excl. licenses/revenue	17.4%	18.0%	(0.6p.p.)

Mobile

Total revenue	1,259	1,251	1%

- of which mobile data	352	315	12.1%

Customers (mln)	31	31	(0.8%)

- of which data customers (mln)	19.5	18.6	5.0%

ARPU (EUR)	11.1	11.1	(0.4%)

MOU (min)	264	276	(4.1%)

Fixed-line

Total revenue	293	269	9.2%

Total voice customers (mln)	2.72	2.78	(2.2%)

ARPU (EUR)	28	27	2.9%

Broadband customers (mln)	2.4	2.3	2.2%

Broadband ARPU (EUR)	22	21	6.0%

Wind Tre total revenue in Q1 2017 increased 2.1% to EUR 1.6 billion driven by higher sales of mobile handsets coupled with 2.3% growth in fixed service revenue and broadly stable results in mobile service revenue, which grew by 0.4% when adjusted for the leap year effect.

This mobile service revenue performance was driven by a double digit increase in mobile internet revenue, up 12.1% to EUR 352 million, with mobile data customers growing 5.0% to 19.5 million. At the end of Q1 2017 Wind Tre’s mobile customer base was 30.9 million subscribers, continuing its market leading position with a market share above 37%. In Q1 2017, mobile ARPU remained stable at EUR 11.1 with the 5.8% increase in data ARPU fully compensating for the decline in voice.

Fixed line service revenue was driven by an 8.6% growth in broadband revenue to EUR 152 million, with direct and broadband customers growing 1.8% and 2.4%, respectively. The fixed line direct customer base in Q1 2017 reached 2.5 million with the broadband component at 2.35 million as a result of the increased demand in Italy for broadband connections for both DSL and Fiber. Both fixed ARPU and broadband ARPU in Q1 2017 showed solid performance, increasing by 2.9% and 6.0%, respectively.

In Q1 2017, underlying EBITDA, excluding non-recurring items, grew strongly by 9.7% to EUR 517 million, driven by stable service revenue, cost efficiency initiatives and first synergies. As a result, the underlying EBITDA margin for Q1 2017 increased by 2.3 percentage points to 33.3%.

Capex in Q1 2017 totaled EUR 240 million and was primarily focused on capacity and coverage of the 4G/LTE and HSPA+.

The net leverage ratio (net debt / LTM EBITDA underlying2) was at 4.1x at the end Q1 2017.

1) The ‘’combined data’’ for Q1 2016 consists of the sum of the WIND and 3 Italia businesses results, respectively, for the three months ended 31 March 2016, prior to the merger of the two businesses. The Q1 2016 data related to 3 Italia was obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business

2) Q1 2017 LTM EBITDA underlying used for the leverage ratio excludes approximately EUR 119 million of integration costs

Q1 2017 18

CONFERENCE CALL INFORMATION

On 11 May 2017, VEON will also host a conference call at 14:00 CEST (13:00 BST) through video webcast on its website and through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (646) 254 3388

Confirmation Code: 2030328

International call-in number: +44 (0) 20 3427 1916

Confirmation Code: 2030328

The conference call replay and the slide presentation webcast will be available until 15 May 2017.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 866 932 5017

Confirmation Code: 2030328

UK Replay Number: 0800 358 7735

Confirmation Code: 2030328

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@veon.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Ben Novick pr@veon.com Tel: +44 207 487 25 83 (London)

Q1 2017 19

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable IFRS measures in Attachment C.

Q1 2017 20

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http:// www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	22

Attachment B	Definitions	22

Attachment C	Reconciliation tables	25
	Average rates and budget rates of functional currencies to USD

For more information on interim financial schedules please refer to MD&A and financial statements section.

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2017.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/.

Q1 2017 21

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	1Q17	1Q16	YoY	1Q17	1Q16	YoY

Russia	57.0	57.7	(1.2%)	2.2	2.2	(0.4%)

Algeria	16.1	16.7	(3.6%)

Pakistan	52.5	48.3	8.7%

Bangladesh	30.5	31.6	(3.4%)

Ukraine	26.0	25.3	2.7%	0.8	0.8	2.1%

Uzbekistan	9.5	9.5	0.5%

Other	14.9	15.0	(0.5%)	0.4	0.4	12.1%

Total consolidated	206.8	204.3	1.2%	3.4	3.4	1.6%

Italy	30.9	31.1	(0.6%)	2.4	2.3	4.3%

Total	237.7	235.4	1.0%	5.8	5.7	2.7%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-IFRS measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Adjusted EBITDA (called “EBITDA” in this document) is a non-IFRS financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VEON calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt.

Q1 2017 22

In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Q1 2017 23

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Q1 2017 24

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	1Q17	1Q16 reported
Unaudited

EBITDA	861	758

Depreciation	(390)	(332)

Amortization	(122)	(112)

Impairment loss	3	(8)

Loss on disposals of non-current assets	(7)	(1)

EBIT	345	304

Financial Income and Expenses	(194)	(168)

- including finance income	22	12

- including finance costs	(215)	(180)

Net foreign exchange (loss)/gain and others	(21)	18

- including Other non-operating (losses)/gains	(36)	(38)

- including Shares of loss of associates and joint ventures accounted for using the equity method	(100)	(5)

- including Net foreign exchange gain	115	61

EBT	131	154

Income tax expense	141	117

Profit/ (loss) from discontinued operations	-	196

Profit/(loss) for the period	(11)	233

Profit/(loss) for the period attributable to non-controlling interest	6	(46)

Profit for the year attributable to the owners of the parent	(4)	187

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	1Q17	1Q16

		Pro-forma Warid
EBITDA	861	778

Performance transformation costs, of which	30	40

HQ and Other	21	31

Russia	3	1

Emerging Markets	6	8

EBITDA underlying	891	818

Q1 2017 25

RECONCILIATION OF CAPEX

USD mln unaudited	1Q17	1Q16

Cash paid for purchase of property, plant and equipment and intangible assets	487	439

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(220)	(236)

Capital expenditures	268	195

Less capital expenditures in licenses	(5)	(45)

Capital expenditures excl. licenses	263	150

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	1Q17 vs 1Q16
	Total Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported

Russia	(2.1%)	26.1%	24.0%	(1.4%)	26.3%	24.9%

Algeria	(15.2%)	(1.7%)	(16.8%)	(26.5%)	(1.4%)	(27.9%)

Pakistan	5.4%	30.2%	35.5%	13.7%	19.3%	33.0%

Bangladesh	(1.2%)	(1.3%)	(2.5%)	0.3%	(1.3%)	(1.0%)

Ukraine	11.6%	(5.9%)	5.7%	13.8%	(5.9%)	7.9%

Uzbekistan	9.5%	(16.6%)	(7.1%)	(7.1%)	(14.2%)	(21.3%)

Total	(1.0%)	14.1%	13.1%	1.9%	11.7%	13.6%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 March 2017	31 December 2016	31 March 2016

Net debt	7,661	7,162	6,407

Cash and cash equivalents	2,172	2,942	2,928

Long - term and short-term deposits	407	385	351

Gross debt	10,240	10,489	9,686

Interest accrued related to financial liabilities	160	173	148

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	20	40	57

Derivatives not designated as hedges	302	290	0

Derivatives designated as hedges	53	36	98

Other financial liabilities	89	89	-

Total other financial liabilities	10,863	11,116	9,989

Q1 2017 26

RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW

USD million	1Q17	1Q16
Net cash from operating activities	584	(362)

Exceptional items:	92	839

PT costs	23	44

Uzbekistan legal costs		795

IRAQNA provision	69

Underlying Net Cash Flow from operating activities	676	477

Net cash used in investing activities	(589)	(361)

Adjustments:

Other	(2)	(2)

Deposits & Financial assets	(105)	77

Underlying net cash flow used in investing activities	(482)	(436)

Underlying Equity Free Cash Flow	194	41

RECONCILIATION OF REPORTED AND PRO-FORMA WARID INCOME STATEMENT FOR Q1 2016

USD million	1Q16 reported	Warid	1Q16 pro-forma

Total revenue	2,017	87	2,105

Service revenue	1,948	82	2,030

EBITDA	758	20	778

EBITDA margin	37.6%	22.6%	37.0%

Depreciation, amortization, impairments and other	(454)	(27)	(481)

EBIT	304	(7)	297

Financial income and expenses	(168)	(10)	(178)

Net foreign exchange (loss)/gain and others	23	0	23

Share of profit/(loss) of joint ventures and associates	(5)	-	(5)

Profit/(loss) before tax	154	(17)	137

Income tax expense	(117)	(1)	(118)

Profit/(loss) from continued operations	37	(18)	19

Profit/(loss) from discontinued operations	196	-	196

Profit for the period attributable to VEON shareholders	187	(18)	169

Q1 2017 27

RECONCILIATION OF REVISED FINANCIAL STATEMENTS 4Q16

Subsequent to the Q4 2016 earnings release certain accounting adjustments were made to the financial statements, which are reflected in the tables below.

Reported net profit for the year ended 31 December 2016 changed from USD 2,506 million as announced on 27 February 2017 to USD 2,420 million as reported in our Form 20-F. The change was due to the company completing the purchase price allocation pertaining to the formation of the Joint Venture in Italy. International Financial Reporting Standards require having such purchase price allocations completed within 12 months after the date of completion of the transaction. As a result, the company increased the depreciation and amortization expenses included in the share of results of joint ventures for the period of 5 November 2016 to 31 December 2016 by USD 86 million as compared to FY 2016 results announced on 27 February 2017. Consequently, the share of results of joint ventures for the period of 5 November 2016 to 31 December 2016 has changed from USD 145 million as announced on 27 February 2017 to USD 59 million. This non-cash adjustment had no impact on reported EBITDA.

REVISED STATEMENT OF FINANCIAL POSITION

USD mln	4Q16 as reported on February 27, 2017	Italy Joint Venture: Revised share of results	4Q16 revised
Assets

Total non-current assets	16,729	(86)	16,643

Total current assets	4,549		4,549

Assets classified as held for sale	1

Total assets	21,279	(86)	21,193

Equity and liabilities

Equity attributable to equity owners of the parent	6,047	(86)	5,960

Non-controlling interests	82		82

Total equity	6,129	(86)	6,043

Total non-current liabilities	8,593		8,593

Total current liabilities	6,557		6,557

Total equity and liabilities	21,279	(86)	21,193

Q1 2017 28

REVISED STATEMENTS OF INCOME

USD mln	4Q16 as reported on 27 February 2017	Italy Joint Venture: Revised share of results	4Q16 Revised

Operating profit	1,084		1,084

Profit/ (loss) before tax	433	(86)	347

Income tax expense	635		635

Profit/(loss) for the period from continuing operations	(202)	(86)	(288)

Profit/(loss) for the period from discontinuing operations	2,708		2,708

Profit for the period	2,506	(86)	2,420

Attributable to:

Non-controlling interest	92		92

Net income attributable to VEON shareholders	2,414	(86)	2,328

RECONCILIATION OF ITALY JV REPORTED NET RESULT IN VEON SHARE OF PROFIT/(LOSS) FROM JV AND ASSOCIATES

USD mln	1Q17

Italy JV reported net result	(542)

50% of Italy JV reported net result	(271)

D&A - PPA adjustment	190

D&A - PPA adjustment	(8)

Total PPA adjustment	182

VEON share of profit/(loss) from JV and associates	(89)

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	1Q17	1Q16	YoY	1Q17	4Q16	QoQ

Russian Ruble	58.84	74.63	(21.2%)	56.38	60.66	(7.1%)

Euro	0.94	0.91	3.6%	0.94	0.95	(1.3%)

Algerian Dinar	109.93	107.82	2.0%	110.07	110.40	(0.3%)

Pakistan Rupee	104.79	104.74	0.0%	104.83	104.37	0.4%

Bangladeshi Taka	79.50	78.47	1.3%	80.25	78.92	1.7%

Ukrainian Hryvnia	27.06	25.65	5.5%	26.98	27.19	(0.8%)

Kazakh Tenge	322.53	355.12	(9.2%)	314.79	333.29	(5.6%)

Uzbekistan Som	3,352.90	2,843.5	17.9%	3,595.02	3,231.5	11.2%

Armenian Dram	485.63	488.59	(0.6%)	483.45	483.94	(0.1%)

Kyrgyz Som	69.25	74.21	(6.7%)	68.61	69.23	(0.9%)

Georgian Lari	2.60	2.44	6.9%	2.45	2.65	(7.6%)

1 Functional currency in Tajikistan is USD

Q1 2017 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2017 and 2016, and the related notes, included herein.

References to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as of March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as of March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. The unaudited interim condensed consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Notes 3 and 4 to our audited consolidated financial statements included in our 2016 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●

our plans to implement our strategic priorities, including with respect to our performance transformation program; targets and strategic initiatives in the various countries in which we operate; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

●	our anticipated performance and guidance for 2017 and 2018;

●	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2016 and our ability to meet our projected capital requirements;

●	our plans to upgrade and build out our networks and to optimize our network operations;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●

our plans to develop, provide and expand our products and services, including operational and network development and network investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE networks or other networks; broadband services and integrated products and services, such as fixed-mobile convergence;

●

our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the new joint venture with Hutchison, through which we will jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia S.p.A. (“3 Italia”) and the historical VEON business, Wind Telecomunicazioni S.p.A. (“WIND”), in Italy (a transaction and resulting business that we refer to as the “Italy Joint Venture” in this document) and our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this document);

●

our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

●	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

●	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), including the Deferred Prosecution Agreement (the “DPA”) with the DOJ filed with the United States District Court for the Southern District of New York, the judgment entered by the United States District Court for the Southern District of New York related to the agreement with the SEC, including the consent incorporated therein (the “SEC Judgment”) and the settlement agreement with the OM (the “Dutch Settlement Agreement”), as well as any litigation or additional investigations related to or resulting from the agreements, including the DPA and the SEC Judgment, including the retention of an independent compliance monitor as required the DPA and the SEC Judgment, any changes in company policy or procedure resulting from the review by the independent compliance monitor or otherwise undertaken by VEON Ltd., the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including laws, regulations, decrees and decisions governing the telecommunications industry, costs of compliance, currency and exchange controls, currency fluctuations, taxation legislation, abrupt changes in the regulatory environment, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that various courts or regulatory agencies with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture and/or the Pakistan Merger, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs that would be associated with such events and the reputation harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” in our 2016 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VimpelCom has rebranded to VEON and changed its name to VEON, effective as of March 30, 2017. We are an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries including Russia, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of March 31, 2017, we had approximately 207 million mobile customers and 42,000 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects” of our 2016 Annual Report.

The Italy Joint Venture offers services to customers in Italy. It provides services under the “WIND” and “3” brands and had approximately 31 million customers and 9,400 employees as of March 31, 2017.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements included herein include the accounts of VEON Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, as a general matter, our effective tax rate is different under IFRS from the statutory rate.

REPORTABLE SEGMENTS

We currently operate and manage VEON Ltd. on a geographical basis. In accordance with IFRS rules, this results in seven reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.

Our reportable segments currently consist of the seven following segments:

●	Russia;

●	Pakistan;

●	Algeria;

●	Bangladesh;

●	Ukraine;

●	Uzbekistan; and

●	HQ (transactions related to management activities within the group).

In the three months ended March 31, 2016, we reported an “HQ and Others” segment. As of December 31, 2016, “Others” is no longer a reportable segment but only a reconciling column in our financial statements and therefore for the three months ended March 31, 2017, we reported revenue and Adjusted EBITDA for “Others” only as a reconciling line item between our seven reportable segments and our total revenue and Adjusted EBITDA. For comparability purposes, the financial data for the three months ended March 31, 2016 has been presented to show our revenue and Adjusted EBITDA in each of HQ and Others on a stand-alone basis, with Others including Kazakhstan, as discussed further below.

From January 1, 2015 through June 30, 2016, management organized our business in eight reportable segments consisting of our seven current reporting segments, taking into account the change described above from “HQ and Others” to solely “HQ,” and Kazakhstan. In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business. Therefore, Kazakhstan is excluded from the “HQ” reportable segment for the three months ended March 31, 2017 and the restatement of our financial data for our “HQ” segment for the three months ended March 31, 2016 also excludes Kazakhstan. Our unaudited interim condensed consolidated financial statements included herein have been presented such that Kazakhstan is included in the “Others” reconciling column for the relevant periods.

In the first quarter of 2017, management has included the Italy Joint Venture as a separate reportable segment, see Note 6 to our unaudited interim condensed consolidated financial statements for more information.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

Our comparability between the periods presented below was affected by the addition of one day in the three months ended March 31, 2016, due to 2016 being a leap year.

In addition, our results were affected by the differing classification of the business in Italy between periods. The WIND Italy business was classified as an asset held for sale and a discontinued operation during the first quarter of 2016. The Italy Joint Venture transaction was completed in November 2016 and, therefore, in the first quarter of 2017, the Italy Joint Venture was classified as an associate and its results were classified as a share of loss of associates and joint ventures. For more information, please see Note 6 to our audited consolidated financial statements included in our 2016 Annual Report and “— Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” in our 2016 Annual Report.

In general, our unaudited interim condensed consolidated financial statements and related notes incorporated herein and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation and therefore such acquisitions affect the comparability of data between periods.

In 2016, we reached resolutions with the SEC, the DOJ and the OM relating to previously disclosed investigations under the FCPA and relevant Dutch laws and paid fines and disgorgements to the SEC, the DOJ and the OM. All fines were paid and accounted for in 2016, though we anticipate some ongoing compliance costs going forward. For further details related to these agreements, please see the following sections of our 2016 Annual Report: “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings,” Notes 25 and 27 to our audited consolidated financial statements, “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

KEY DEVELOPMENTS AND TRENDS

Euronext listing

On April 4, 2017, VEON marked its first day of trading on Euronext Amsterdam. We believe that Euronext Amsterdam was a logical choice for a listing given that we have had our headquarters in the Netherlands since 2010 and now employ a workforce of over 500 staff in Amsterdam, comprised of a mix of digital, technology, engineering, legal, finance, marketing, policy and communications personnel.

The listing on Euronext Amsterdam provides us with the opportunity to broaden our access to the Eurozone capital markets, raise our profile and visibility among European-based investors and increase our liquidity, as well as providing the potential for inclusion in European indices and extended stock coverage.

No new shares were issued in connection with the listing on Euronext Amsterdam. VEON continues to trade on the NASDAQ Global Select Market. The depositary bank has agreed to waive the cancellation fees for the first 70 million NASDAQ-listed American Depositary Shares (“ADSs”) transferred into ordinary shares on Euronext Amsterdam.

As required by the EU Transparency Directive (Directive 2004/109/EC, as amended), VEON Ltd. hereby discloses that its home Member State is the Netherlands. The company continues to be incorporated in Bermuda.

New dividend policy

Our supervisory board approved a new dividend policy following the completion of the Italy Joint Venture, improved cash flows and stabilization of the macroeconomic environment. For the financial year ended December 31, 2016, we paid a dividend in the aggregate amount of US$23 cents per share, comprised of US$3.5 cents per share paid as an interim dividend in December 2016 and US$19.5 cents per share, with a record date of March 30, 2017 and which was paid on April 12, 2017. We aim to pay a sustainable and progressive dividend based on the evolution of our equity free cash flow, which is defined as net cash flow from operating activities less net cash used in investing activities, as reported in our consolidated financial statements.

Multi-Currency Term Loan and Revolving Facilities Agreement

On February 16, 2017, VEON Ltd. entered into a new multi-currency term loan and revolving facilities agreement (the “TL/RCF”) of up to US$2.25 billion for VimpelCom Holdings B.V. (“VIP Holdings”). The TL/RCF replaced the now cancelled US$1.8 billion revolving credit facility signed in 2014. The term loan facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2.108 billion. The TL/RCF includes an option to increase the amount of the facility up to the full amount of US$2.25 billion, which would consist of a term loan facility of US$562.5 million and a revolving credit facility of US$1.6875 billion VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euros.

Refinancing of Debt

On March 29, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to a US$500 million facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 2, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders.

In addition, on April 5, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to a second US$500 million facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders.

In addition, in the first quarter of 2017, VEON repaid PJSC VimpelCom ruble bonds in an amount of US$248 million. VEON also made a scheduled repayment in respect of VimpelCom Holding B.V. bonds, which were guaranteed by PJSC VimpelCom, in the amount of US$349 million.

Telenor Share Sale

VEON’s free float increased to 24.1% after Telenor East Holding II AS (“Telenor”) sold 70,000,000 common shares in the form of ADSs listed on the NASDAQ Global Select Market and common shares (“common shares”) listed on Euronext Amsterdam at a public offering price of US$3.75 per ADS or common share. The transaction settled on April 12, 2017.

VEON did not receive any proceeds from the sale of the shares by Telenor, and Telenor’s sale of the shares did not result in dilution of the company’s issued and outstanding shares.

GTH Share Buy-Back, Cancellation of GDR Program and Approval of Capital Reduction

In March 2017, Global Telecom Holding S.A.E. (“GTH”) announced the cancellation of the GDR listing. GTH previously announced on January 16, 2017 its intention to apply for the cancellation of the listing of its GDRs on the Official List (the “Official List”) of the Financial Conduct Authority (the “FCA”) and the cancellation of trading of the GDRs on the Main Market for Listed Securities of the London Stock Exchange plc (the “LSE”). On March 20, 2017, the Financial Conduct Authority announced that the Company’s GDRs were cancelled from the FCA’s Official List with effect from that time. The London Stock Exchange plc (the “LSE”) also announced on March 20, 2017 that the GDRs were cancelled from admission to trading on the LSE with effect from that time. The associated depositary agreements terminated on April 17, 2017.

The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on March 19, 2017 and took effect on April 16, 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting. Accordingly, VEON Ltd.’s indirect interest in GTH’s shares increased to 57.7% from 51.9%.

Network Agreements

As previously disclosed in our 2016 Annual Report, we signed a letter of intent with Huawei in Russia for the joint research and testing of technologies underlying 5G networks. Our cooperation with Huawei is intended to define the steps for the development of 5G “Beeline” networks as part of VEON’s strategy of digital transformation. In addition, it will assist Huawei in creating solutions which fully meet market requirements.

On March 24, 2017, we signed an agreement for network management with Nokia in Russia. This agreement is retroactively effective from March 1, 2017. In addition, on March 27, 2017, we signed a management services agreement with Huawei for full network maintenance outsourcing in Russia for five years.

Spectrum Reallocation in Uzbekistan

On March 31, 2017, the spectrum council of the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. The court has accepted the case for consideration, and a preliminary hearing on Unitel’s claim was held on May 10, 2017. Veon is unable at this stage to predict the outcome of this matter or the impact it may have on our financial condition or results of operations.

Spectrum Auction in Pakistan

The regulator has issued the Information Memorandum (IM) for the auction of 10 MHz paired spectrum and the auction is currently expected to take place in the second quarter of 2017. The base price of spectrum which will be auctioned has been set at USD 295 million.

RESULTS OF OPERATIONS

REPORTING AND FUNCTIONAL CURRENCIES

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine and the Uzbek som in Uzbekistan. The functional currency of the Italy Joint Venture is the euro.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in both reporting and functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “— Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” below.

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

For the three months ended March 31, 2016, WIND was classified as a discontinued operation. The Italy Joint Venture transaction was completed in November 2016 and, therefore, in the first quarter of 2017, the Italy Joint Venture was classified as an associate and its results were classified as a share of loss of associates and joint ventures.

	Three months ended March 31,
	2017	2016
	(In millions of U.S. dollars)

Consolidated income statements data:
Service revenue	2,202	1,947
Sale of equipment and accessories	51	44
Other revenue	28	26

Total operating revenue	2,281	2,017

Operating expenses
Service costs	(443)	(387)
Cost of equipment and accessories	(56)	(52)
Selling, general and administrative expenses	(921)	(820)
Depreciation	(390)	(332)
Amortization	(122)	(112)
Impairment reversal/(loss)	3	(8)
Loss on disposals of non-current assets	(7)	(2)

Total operating expenses	(1,936)	(1,713)

Operating profit	345	304

Finance costs	(215)	(180)
Finance income	22	12
Other non-operating losses	(36)	(38)
Shares of loss of associates and joint ventures	(101)	(5)
Net foreign exchange gain	115	62

Profit before tax	130	155

Income tax expense	(141)	(117)

(Loss) / profit for the period from continuing operations	(11)	38

Profit after tax for the period from discontinued operations	—	197

(Loss) / profit for the period	(11)	235

Attributable to:
The owners of the parent (continuing operations)	(5)	(8)
The owners of the parent (discontinued operations)	—	197
Non-controlling interest	(6)	46

	(11)	235

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements included herein.

SEGMENTATION OF TOTAL OPERATING REVENUE (IN MILLIONS OF U.S. DOLLARS)

	Three months ended March 31,
	2017	2016

Russia(1)	1,097	884
Pakistan	370	273
Algeria	232	279
Bangladesh	151	155
Ukraine	143	135
Uzbekistan	153	165
HQ(2)	—	—
Others(3)	135	125

Total	2,281	2,017

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 to our audited consolidated financial statements included in our 2016 Annual Report.

(2)	HQ includes transactions related to management activities within the group, reported as a stand-alone segment for the three months ended March 31, 2017 and presented as a separate segment for the three months ended March 31, 2016. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this document, please see “— Reportable Segments.”

(3)	Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the three months ended March 31, 2017 and March 31, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “— Reportable Segments.”

SEGMENTATION OF ADJUSTED EBITDA(1)

	Three months ended March 31,
	2017	2016
Russia(2)	409	328
Pakistan	154	116
Algeria	114	158
Bangladesh	69	70
Ukraine	77	71
Uzbekistan	79	100
HQ(3)	(76)	(121)
Others(4)	35	36

Total	861	758

(1)	Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, see Note 4 to our unaudited interim condensed consolidated financial statements included herein.

(2)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 to our audited consolidated financial statements included in our 2016 Annual Report.

(3)	HQ includes transactions related to management activities within the group reported as a stand-alone segment for the three months ended March 31, 2017 and presented as a separate segment for the three months ended March 31, 2016. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this document, please see “— Reportable Segments.”

(4)	Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the three months ended March 31, 2017 and March 31, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “— Reportable Segments.”

TOTAL OPERATING REVENUE

During the three month periods ended March 31, 2017 and 2016, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue increased by 13% to US$2,281 million during the three months ended March 31, 2017 compared to US$2,017 million during the three months ended March 31, 2016, primarily due to an increase of total operating revenue of 24% in Russia as a result of the increase in the average exchange rate from ruble to the U.S. dollar in Russia during the three months ended March 31, 2017, 36% in Pakistan as a result of double-digit growth in Mobilink coupled with the consolidation of Warid from July 1, 2016, and 6% in Ukraine primarily due to strong growth in mobile service revenue and continued strong growth of mobile data revenue, partially offset by a decrease of total revenue of 17% in Algeria as a result of a difficult macroeconomic environment and accompanying accelerating inflation rate, 7% in Uzbekistan as a result of the depreciation of the Uzbek som, and 2% in Bangladesh, mainly due to a decrease in service revenue. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a standalone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses increased by 13% to US$1,936 million during the three months ended March 31, 2017 compared to US$1,713 million during the three months ended March 31, 2016. The increase was primarily due to a 12% increase in selling, general and administrative expenses, a 14% increase in service costs and a 15% increase in depreciation and amortization expenses, as a result of the appreciation of the ruble and consolidation of Warid from July 1, 2016.

ADJUSTED EBITDA

Our consolidated Adjusted EBITDA increased by 14% to US$861 million during the three months ended March 31, 2017 compared to US$758 million during the three months ended March 31, 2016, primarily due to the appreciation of the ruble and the consolidation of Warid from July 1, 2016. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, please refer to Note 4 to our unaudited interim condensed consolidated financial statements included herein.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses increased by 15% to US$512 million in the three months ended March 31, 2017 compared to US$444 million in the three months ended March 31, 2016. The increase was primarily the result of accelerated depreciation expenses as a result of the Warid integration.

Impairment Reversal/(Loss)

Our consolidated impairment loss reversal was US$3 million in the three months ended March 31, 2017 compared to an impairment loss of US$8 million in the three months ended March 31, 2016. The impairment reversal in the three months ended March 31, 2017 primarily related to the re-evaluation of impairment losses related to equipment impaired in 2016.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets increased to US$7 million during the three months ended March 31, 2017 compared to US$2 million during the three months ended March 31, 2016, mainly due to relatively higher cash considerations received for assets sold.

OPERATING PROFIT

Our consolidated operating profit increased to US$345 million in the three months ended March 31, 2017 compared to US$304 million in the three months ended March 31, 2016 due to increased total operating revenues, which were partially offset by overall increased service costs, selling, general and administrative expenses, depreciation and amortization expenses.

NON-OPERATING PROFITS AND LOSSES

Finance Costs and Finance Income

Our consolidated finance costs increased by 19% to US$215 million in the three months ended March 31, 2017 compared to US$180 million in the three months ended March 31, 2016, primarily due to the bonds issued by GTH in April 2016.

Our consolidated finance income increased to US$22 million in the three months ended March 31, 2017 compared to US$12 million in the three months ended March 31, 2016, primarily due to increased interest from bank deposits.

Other Non-operating Losses

We recorded US$36 million in other non-operating losses during the three months ended March 31, 2017 compared to US$38 million in losses during the three months ended March 31, 2016, a decrease of 5%. The change was primarily due to a negative derivatives fair value change of US$34 million in the three months ended March 31, 2017 compared to a negative derivatives fair value change of US$ 44 million in the same period in 2016.

Shares of Loss of Associates and Joint Ventures

We recorded a loss of US$101 million from our investments in associates and joint ventures in the three months ended March 31, 2017 compared to a loss of US$5 million in the three months ended March 31, 2016. This was mainly driven by a loss from the Italy Joint Venture in an amount of US$89 million. The Italy Joint Venture loss was mainly driven by incurred integration costs, as well as accelerated depreciation and amortization recorded in the first quarter of 2017.

Net Foreign Exchange Gain

We recorded a gain of US$115 million from foreign currency exchange in the three months ended March 31, 2017 compared to a gain of US$62 million from foreign currency exchange in the three months ended March 31, 2016. This trend was primarily driven by the appreciation of the ruble against the U.S. dollar in the first quarter of 2017.

INCOME TAX EXPENSE

The statutory income tax rates during the three months ended March 31, 2017 and 2016 for each country in which we operate were as follows:

	Three months ended March 31,
	2017	2016

Russia	20.0%	20.0%
Pakistan	30.0%	31.0%
Algeria	26.0%	26.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan*	50.0%	50.0%
Kazakhstan	20.0%	20.0%
Kyrgyzstan	10.0%	10.0%
Armenia	20.0%	20.0%
Georgia	15.0%	15.0%
Luxembourg	20.33%	22.47%
Netherlands	25.0%	25.0%
Tajikistan	24.0%	24.0%
Laos	20.0%	20.0%
Italy	27.5%	27.5%
Italy regional tax	3.9%	3.9%

               * effective tax rate in Uzbekistan is 53.3% due to additional subnational tax

Our consolidated income tax expense increased by 21% to US$141 million in the three months ended March 31, 2017 compared to US$117 million in the three months ended March 31, 2016. The increase in income taxes was primarily due to higher profitability in countries with a higher nominal rate and a net deferred tax provision recorded in the first quarter of 2017. The increase was partially offset by a reversal of withholding tax on intercompany dividends. In addition, our effective tax rate was 108.5% for the three months ended March 31, 2017, as compared to 75.5% for the three months ended March 31, 2016. The higher effective tax rate was due to a non-deductible loss from the Italy Joint Venture and HQ expenses, including interest.

For more information regarding income tax expenses please refer to Note 5 of our unaudited interim condensed consolidated financial statements included herein.

(Loss)/Profit for the period from continuing operations

In the three months ended March 31, 2017, our consolidated loss for the period from continuing operations was US$11 million, compared to US$38 million of profit for the three months ended March 31, 2016, primarily as a result of the reasons described above.

Profit for the period from discontinued operations

In the three months ended March 31, 2016, our consolidated profit after tax for the period from discontinued operations, which was comprised primarily of our historical WIND operations in Italy, was US$197 million. As of November 5, 2016, our WIND operations in Italy were contributed into the Italy Joint Venture, which is accounted for as an associate and the results of which are classified as a share of loss of associates and joint ventures.

(LOSS)/PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT

In the three months ended March 31, 2017, the consolidated loss for the period attributable to the owners of the parent was US$11 million compared to a profit of US$235 million in the three months ended March 31, 2016. The decrease was mainly due to the profit for the period from discontinued operations recorded in the first quarter of 2016.

(LOSS)/PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST

Our loss for the period attributable to non-controlling interest was US$6 million in the three months ended March 31, 2017 compared to a profit of US$46 million in the three months ended March 31, 2016. The decrease was mainly due to the profit for the period from discontinued operations recorded in the first quarter of 2016.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,

In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change US$

Total operating revenue	1,097	884	24%

Mobile service revenue	890	696	28%

- of which FMC	16	—	n/m

- of which mobile data	236	160	47%

Fixed-line service revenue	164	151	9%

Sales of equipment, accessories and other	43	37	13%

Operating expenses	688	556	23%

Adjusted EBITDA	409	328	25%

Adjusted EBITDA margin	37%	37%	0.3(p.p.)

RESULTS OF OPERATIONS IN RUB

	Three months ended March 31,
In millions of RUB (except as indicated)	2017	2016	‘16-17 % change functional currency

Total operating revenue	64,507	65,921	(2)%

Mobile service revenue	52,348	51,835	1%

- of which FMC	969	16	n/m

- of which mobile data	13,903	11,942	16%

Fixed-line service revenue	9,660	11,271	(14)%

Sales of equipment, accessories and other	2,499	2,815	(11)%

Operating expenses	40,437	41,511	(3)%

Adjusted EBITDA	24,070	24,410	(1)%

Adjusted EBITDA margin	37%	37%	0.3(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,

	2017	2016

Mobile

Customers in millions	57.0	57.7

ARPU in U.S. dollars	5.1	3.9

ARPU in RUB	302	293

MOU in minutes	273	315

Mobile data customers in millions	36.4	32.6

Fixed line

Broadband customers in millions	2.2	2.2

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

Our total operating revenue in Russia increased by 24% to US$1,097 million in the three months ended March 31, 2017 compared to US$884 million in the three months ended March 31, 2016 mainly due to the strengthening ruble. In functional currency terms, total operating revenue decreased by 2% to RUB64,507 million in the three months ended March 31, 2017 from RUB65,921 million in the three months ended March 31, 2016. The decrease in functional currency terms was primarily the result of a decline in fixed-line service revenue, which decreased due to the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base. This decrease was partially offset by an increase in mobile service revenue and mobile data revenue. Mobile service revenue growth was driven by increased used of mobile data, value added services, mobile financial services and interconnect revenue and partially offset by a decrease in voice revenue. Mobile data revenue growth was attributable to bundle promotions, increased smartphone penetration, growth in mobile data customers and customer traffic growth.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA increased by 25% to US$409 million in the three months ended March 31, 2017 compared to US$328 million in the three months ended March 31, 2016, mainly due to the strengthening of the ruble during the three months ended March 31, 2017. In functional currency terms, our Russia Adjusted EBITDA decreased by 1% in the three months ended March 31, 2017 compared to the same period in the previous year, primarily as a result of a revenue decrease in functional currency terms, as discussed above, and a positive foreign exchange effect on roaming and interconnect costs, which are incurred in U.S. dollars. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2017, we had approximately 57.0 million mobile customers in Russia, including 0.6 million FMC customers, representing a decrease of 1.2% from approximately 57.7 million mobile customers as of March 31, 2016, due to the lower number of seasonal workers as a result of the macroeconomic developments in the Russia. Beeline’s Net Promoter Score (“NPS”) position is at par with our main competitors and we continue to have strong take up for our FMC offer.

In the three months ended March 31, 2017, our mobile ARPU in Russia increased by 30.7% to US$5.1 compared to US$3.9 in the three months ended March 31, 2016, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia increased by 3.2%, due to continued efforts to simplify tariff plans and successfully upsell customers, in addition to the increase in penetration of bundled offerings in the customer base.

In the three months ended March 31, 2017, our mobile MOU in Russia decreased by 13.3% to 273 minutes from 315 minutes in the three months ended March 31, 2016, primarily as a result of on-net traffic shift caused by migration of customers to new offers and bundles.

As of March 31, 2017, we had approximately 36.4 million mobile data customers, representing an increase of 11.8% from approximately 32.6 million mobile data customers as of March 31, 2016. The increase was mainly due to the increased bundle and smartphone penetration.

The fixed-line broadband customers are mainly represented by FTTB customers. As of March 31, 2017, we had approximately 2.2 million fixed-line customers in Russia, including 0.6 million FMC customers, which was broadly stable with fixed-line customers as of March 31, 2016.

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-‘17 % change US$

Total operating revenue	370	273	36%

Mobile service revenue	345	257	34%

- of which mobile data	50	33	53%

Sales of equipment, accessories and other	25	16	57%

Operating expenses	216	157	37%

Adjusted EBITDA	154	116	33%

Adjusted EBITDA margin	42%	43%	(0.8)(p.p.)

RESULTS OF OPERATIONS IN PKR

	Three months ended March 31,
In billions of PKR (except as indicated)	2017	2016	‘16-‘17 % change functional currency

Total operating revenue	39	29	36%

Mobile service revenue	36	27	34%

- of which mobile data	5	3	53%

Sales of equipment, accessories and other	3	2	58%

Operating expenses	23	16	38%

Adjusted EBITDA	16	12	33%

Adjusted EBITDA margin	42%	43%	(0.8)(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2017	2016

Mobile

Customers in millions	52.5	38.1

ARPU in U.S. dollars	2.2	2.3

ARPU in PKR	231	241

MOU in minutes	609	692

Mobile data customers in millions	26.3	18.3

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 30, 2016

On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “— Key Developments and Trends” in our 2016 Annual Report and Note 3 to our audited consolidated financial statements incorporated therein.

MOBILE REVENUE

In the three months ended March 31, 2017, our Pakistan total operating revenue increased by 36% to US$370 million in the three months ended March 31, 2017 compared to US$273 million in the three months ended March 31, 2016, primarily as a result of the Pakistan Merger on July 1, 2016, which is included in the results for the first quarter of 2017. In functional currency terms, total operating revenue in Pakistan increased by 36% as a result of the Pakistan Merger and an increase in interconnect, mobile financial services and data revenues, supported by customer growth. Mobile financial services revenue grew by 26% in functional currency terms in the three months ended March 31, 2017 as compared to the same period in 2016 due to the growth of monthly active Mobile Wallets. Our data revenue grew by 53% in functional currency terms due to the increased number of data customers, stimulated by attractive bundle offers and the unification of the tariff portfolio, together with continued expansion of our 3G network.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 33% to US$154 million in the three months ended March 31, 2017 compared to US$116 million in the three months ended March 31, 2016. In functional currency terms, our Pakistan Adjusted EBITDA increased by 33% in the three months ended March 31, 2017 compared to the same period in the previous year, primarily due to the Pakistan Merger, higher revenue and lower customer acquisition costs, which are attributable to lower gross assets.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2017, we had approximately 52.5 million customers in Pakistan, representing an increase from 38.1 million customers as of March 31, 2016, primarily as a result of the Pakistan Merger on July 1, 2016 and the continued focus on price simplicity, distribution availability and offer transparency. In the three months ended March 31, 2017, our mobile ARPU in Pakistan decreased by 4.2% to US$2.2 compared to US$2.3 in the three months ended March 31, 2016. In functional currency terms, mobile ARPU in Pakistan decreased in the three months ended March 31, 2017 by 4.1% compared to the three months ended March 31, 2016 mainly due to changes in customer pricing.

In the three months ended March 31, 2017, our mobile MOU in Pakistan decreased by 12.1% to 609 minutes from 692 minutes in the three months ended March 31, 2016, primarily due to the leap year in 2016.

As of March 31, 2017, we had approximately 26.3 million mobile data customers in Pakistan, representing an increase of approximately 43.9% from the approximately 18.3 million mobile data customers as of March 31, 2016. The increase was mainly due to the Pakistan Merger on July 1, 2016 and the 3G expansion and increased smartphone penetration in the customer base.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-‘17 % change US$

Total operating revenue	232	279	(17)%

Mobile service revenue	228	276	(17)%

- of which mobile data	25	16	55%

Sales of equipment, accessories and other	4	3	49%

Operating expenses	118	121	(2)%

Adjusted EBITDA	114	158	(28)%

Adjusted EBITDA margin	49%	57%	(7.6)(p.p.)

RESULTS OF OPERATIONS IN DZD

	Three months ended March 31,
In billions of DZD (except as indicated)	2017	2016	‘16-‘17 % change functional currency

Total operating revenue	25	30	(15)%

Mobile service revenue	25	30	(16)%

- of which mobile data	3	2	58%

Sales of equipment, accessories and other	—	—	52%

Operating expenses	13	13	0%

Adjusted EBITDA	13	17	(26)%

Adjusted EBITDA margin	49%	57%	(7.6)(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,

	2017	2016

Mobile

Customers in millions	16.1	16.7

ARPU in U.S. dollars	4.7	5.4

ARPU in DZD	513	586

MOU in minutes	365	351

Mobile data customers in millions	7.1	4.3

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

Our Algeria total operating revenue decreased by 17% to US$232 million in the three months ended March 31, 2017 compared to US$279 million in the three months ended March 31, 2016 partially due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 15%. Total operating revenue for the three months ended March 31, 2017 was affected by a new Finance law, effective as of January 2017, which increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%. These taxes and recharges could not be passed on to customers. In addition, revenue was negatively affected by high customer churn, caused by competitive pressure in the market. As a result, service revenue decreased period-on-period. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks. For a description of the risks associated with the current operating conditions in Algeria, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions” in our 2016 Annual Report.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 28% to US$114 million in the three months ended March 31, 2017 compared to US$158 million in the three months ended March 31, 2016. In functional currency terms, our Algeria Adjusted EBITDA decreased by 26% in the three months ended March 31, 2016 compared to the same period in the previous year, primarily due to a decrease in total revenues, as discussed above and particularly with respect to the new VAT and recharges taxes, partially offset by a decline in personnel costs, driven by a decline in personnel costs as a result of our performance transformation program. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

SELECTED PERFORMANCE INDICATORS

Customers in our Algeria segment decreased to approximately 16.1 million as of March 31, 2017 compared to 16.7 million customers as of March 31, 2016. The 3.6% decrease was mainly due to competitive pressure in the market.

In the three months ended March 31, 2017, our mobile ARPU in Algeria decreased by 14.2% to US$4.7 compared to US$5.4 in the three months ended March 31, 2016. In functional currency terms, our mobile ARPU in Algeria decreased by 12.5%, mainly due to aggressive price competition and high-value customer churn.

In the three months ended March 31, 2017, our mobile MOU in Algeria increased by 3.9% to 365 minutes compared to 351 minutes in the three months ended March 31, 2016.

As of March 31, 2017, we had approximately 7.1 million mobile data customers in Algeria, representing an increase of 63.8% from the 4.3 million mobile data customers as of March 31, 2016. The increase was mainly due to the rapid expansion of data networks.

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-‘17 % change US$

Total operating revenue	151	155	(2)%

Mobile service revenue	147	153	(4)%

- of which mobile data	19	14	41%

Sales of equipment, accessories and other	4	2	95%

Operating expenses	82	85	(4)%

Adjusted EBITDA	69	70	(1)%

Adjusted EBITDA margin	46%	45%	0.7(p.p.)

RESULTS OF OPERATIONS IN BDT

	Three months ended March 31,

In billions of BDT (except as indicated)	2017	2016	‘16-‘17 % change functional currency

Total operating revenue	12	12	(1)%

Mobile service revenue	12	12	(2)%

- of which mobile data	2	1	43%

Sales of equipment, accessories and other	-	-	98%

Operating expenses	6	7	(2)%

Adjusted EBITDA	6	5	0%

Adjusted EBITDA margin	46%	45%	0.7(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2017	2016

Mobile

Customers in millions	30.5	31.6

ARPU in U.S. dollars	1.6	1.6

ARPU in BDT	128	125

MOU in minutes	305	311

Mobile data customers in millions	15.0	14.4

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

Our Bangladesh total operating revenue decreased by 2% to US$151 million in the three months ended March 31, 2017 compared to US$155 million in the three months ended March 31, 2016. The main operational focus during the three months ended March 31, 2017 was on network coverage, in order to address the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the government-mandated SIM re-verification program, which had contributed to a slowdown of acquisition activity across the market since the earlier part of 2016.

In functional currency terms, total operating revenue in Bangladesh decreased by 1%, due to a decrease of service revenue. Service revenue decreased as a result of the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, in addition to the 1% surcharge introduced in March 2016, and the gap in 3G network coverage of Banglalink as compared to the market leader. In addition, there was a period of intense price competition, which accelerated following the SIM-reverification process and which more than offset the continued increase in data revenue of 41% driven by increased data usage and a growing number of active data users.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 1% to US$69 million in the three months ended March 31, 2017 compared to US$70 million in the three months ended March 31, 2016. In functional currency terms, our Bangladesh Adjusted EBITDA was broadly stable at BDT6 billion, notwithstanding the slight decrease in revenue, as discussed above, due to one-time performance transformation costs recorded in three months ended March 31, 2016. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2017, we had approximately 30.5 million customers in Bangladesh, representing a decrease from 31.6 million customers as of March 31, 2016, which was primarily due to an introduction of government mandated identity verification procedures at the end of 2015, which resulted in a slowdown of customer growth across the market and the blocking of unverified SIMs in 2016. For further information on the risks associated with SIM re-verification, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business” in our 2016 Annual Report.

In the three months ended March 31, 2017 and March 31, 2016, our mobile ARPU in Bangladesh was the same, at US$1.6. In functional currency terms, mobile ARPU in Bangladesh increased in the three months ended March 31, 2017 by 2% to BDT128 compared to BDT125 in the three months ended March 31, 2016 mainly due to high growth in data revenue.

In the three months ended March 31, 2017, our mobile MOU in Bangladesh decreased 1.9% to 305 minutes from 311 minutes in the three months ended March 31, 2016, mainly due to the leap year in 2016.

As of March 31, 2017, we had approximately 15.0 million mobile data customers in Bangladesh, representing an increase of approximately 4.4% from the approximately 14.4 million mobile data customers as of March 31, 2016, mainly due to the expansion and improvement of 3G coverage, as a result of investments in efficient data networks.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-‘17 % change US$

Total operating revenue	143	136	6%

Mobile service revenue	132	126	5%

- of which mobile data	31	19	61%

Fixed-line service revenue	11	10	8%

Sales of equipment, accessories and other revenue	—	—	54%

Operating expenses	66	64	3%

Adjusted EBITDA	77	71	8%

Adjusted EBITDA margin	54%	52%	1.1(p.p.)

RESULTS OF OPERATIONS IN UAH

	Three months ended March 31,

In millions of UAH (except as indicated)	2017	2016	‘16-‘17 % change functional currency

Total operating revenue	3,871	3,468	12%

Mobile service revenue	3,560	3,199	11%

- of which mobile data	845	496	70%

Fixed-line service revenue	295	259	14%

Sales of equipment, accessories and other revenue	16	10	62%

Operating expenses	1,798	1,646	9%

Adjusted EBITDA	2,073	1,822	14%

Adjusted EBITDA margin	54%	53%	1.0(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2017	2016

Mobile

Customers in millions	26.0	25.3

ARPU in U.S. dollars	1.7	1.6

ARPU in UAH	45	42

MOU in minutes	574	572

Mobile data customers in millions	11.3	10.3

Fixed line

Broadband customers in millions	0.8	0.8

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

Our Ukraine total operating revenue increased by 6% to US$143.0 million in the three months ended March 31, 2017 compared to US$136.0 million in the three months ended March 31, 2016. In functional currency terms, our Ukraine total operating revenue in the three months ended March 31, 2017 increased 12% compared to the three months ended March 31, 2016 despite a challenging social, political and macroeconomic environment. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities, and continued strong growth of mobile data revenue, driven by growing data customers, successful marketing activities and the launch of new data bundles. Furthermore, total operating revenue growth was also driven by strong growth of fixed-line service revenue, supported by FTTB revenue. FTTB revenue continued to outgrow the market, driven primarily by FTTB re-pricing and the improved quality of the customer base. This growth was partially offset by a decline in revenue from incoming international traffic and MTR for the three months ended March 31, 2017 as compared to the same period in the previous year, and a decrease in mobile messaging revenue as result of decreased use of SMS as customers switched to internet messaging services.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 8% to US$77.0 million in the three months ended March 31, 2017 compared to US$71.0 million in the three months ended March 31, 2016. In functional currency terms, our Ukraine Adjusted EBITDA increased by 14% in the three months ended March 31, 2017 compared to the same period in the previous year, primarily due to higher revenues, as discussed above, and lower interconnect costs. This was partially offset by higher roaming costs due to traffic increase and negative foreign exchange effect and an increase in commercial costs and structural operating expenditures, mainly driven by license and frequency fees. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2017, we had approximately 26.0 million mobile customers in Ukraine compared to 25.3 million mobile customers as of March 31, 2016, representing an increase of 2.7%, as a result of increased gross additions and improvement of annualized churn. Gross additions increased year-on-year as a result of promotional activities for B2C customers.

In the three months ended March 31, 2017, our mobile ARPU in Ukraine increased by 2.2% to US$1.7 compared to the three months ended March 31, 2016. In functional currency terms, mobile ARPU in Ukraine increased in the three months ended March 31, 2017 by 7.9% to UAH 45.0 compared to the three months ended March 31, 2016 of UAH 42.0. These increases were mainly due to the revenue increase described above.

In the three months ended March 31, 2017, our mobile MOU in Ukraine increased by 0.2% to 574 from 572 in the three months ended March 31, 2016, mainly due to higher customer activity.

As of March 31, 2017, we had approximately 0.8 million fixed-line broadband customers in Ukraine, which was broadly stable compared to March 31, 2016.

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2017	2016	16-‘17 % change US$

Total operating revenue	153	165	(7)%

Mobile service revenue	152	164	(7)%

- of which mobile data	40	36	10%

Fixed-line service revenue	1	1	(18)%

Operating expenses	74	65	15%

Adjusted EBITDA	79	100	(21)%

Adjusted EBITDA margin	52%	61%	(9.3)(p.p.)

RESULTS OF OPERATIONS IN UZS

	Three months ended March 31,
In billions of UZS (except as indicated)	2017	2016	16-‘17 % change functional currency

Total operating revenue	513	469	10%

Mobile service revenue	510	465	10%

- of which mobile data	134	103	30%

Fixed-line service revenue	3	3	(3)%

Operating expenses	249	184	35%

Adjusted EBITDA	265	285	(7)%

Adjusted EBITDA margin	52%	61%	(9.3)(p.p.)

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2017	2016

Mobile

Customers in millions	9.5	9.5

ARPU in U.S. dollars	5.3	5.6

ARPU in UZS	17,767	15,877

MOU in minutes	537	548

Mobile data customers in millions	4.6	4.4

THREE MONTHS ENDED MARCH 31, 2017 COMPARED TO THREE MONTHS ENDED MARCH 31, 2016

In the three months ended March 31, 2017, our Uzbekistan total operating revenue decreased by 7% to US$153 million compared to US$165 million in the three months ended March 31, 2016, mainly due to the depreciation of the Uzbek som. In Uzbekistan, all of our tariff plans are denominated in U.S. dollars. In functional currency terms, our Uzbekistan total operating revenue increased by 10%, mainly as a result of the impact of Beeline´s pricing plans being denominated in U.S. dollars and successful marketing activities, together with increased interconnect, value added services and mobile data revenue. Mobile data revenue increased by 30% during the period under review, driven by the rollout of additional mobile data networks, increased smartphone penetration, promotions and the launch of new bundled offerings.

ADJUSTED EBITDA

In the three months ended March 31, 2017, our Uzbekistan Adjusted EBITDA decreased by 21% to US$79 million compared to US$100 million in the three months ended March 31, 2016, primarily due to the devaluation of the Uzbek som. In functional currency terms, in the three months ended March 31, 2017, our Uzbekistan Adjusted EBITDA decreased by 7% compared to the three months ended March 31, 2016, primarily due to higher interconnect costs as a result of higher off-net usage and negative foreign exchange effect, increased content costs, customer costs and increased structural operational expenditures. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2017, we had approximately 9.5 million mobile customers in our Uzbekistan segment, which on an unrounded basis, represented an increase of 0.5% to 9.5 million, reporting the first growth since the fourth quarter of 2014, driven by strong gross additions and lower churn.

In the three months ended March 31, 2017 and in the three months ended March 31, 2016, our mobile ARPU in Uzbekistan was US$5.3 compared to US$5.6 in the three months ended March 31, 2016, a decrease of 5.1%. In functional currency terms, mobile ARPU in Uzbekistan increased by 11.9% to UZS17,767 in the three months ended March 31, 2017 compared to UZS15,877 in the three months ended March 31, 2016 mainly due to the reasons described above with respect to total operating revenue.

In the three months ended March 31, 2017, our mobile MOU in Uzbekistan decreased by 2.0% to 537 from 548 in the three months ended March 31, 2016, mainly due to the leap year in 2016.

As of March 31, 2017, we had approximately 4.6 million mobile data customers in Uzbekistan compared to approximately 4.4 million mobile data customers as of March 31, 2016, representing an increase of 5.9% primarily due to the commercial launch of 4G/LTE, promotions and the launch of new bundled offerings.

HQ

For historical periods prior to the year ended December 31, 2016, we reported an “HQ and Others” segment, comprised of our current “HQ” segment and the results of our current “Others” category. As of December 31, 2016, “Others” is no longer a reportable segment in our financial statements. Therefore, we have presented our results and analysis for the three months ended March 31, 2016 to reflect our new HQ segment.

Our HQ Adjusted EBITDA improved by 37% to negative US$76 million for the three months ended March 31, 2017, compared to negative US$121 million for the three months ended March 31, 2016, primarily due to lower performance transformation costs. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA.

ITALY JOINT VENTURE

For the three months ended March 31, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian operation. The intercompany positions were disclosed as related party transactions and balances. On November 5, 2016, the balance sheet of the Italian business was deconsolidated and an investment in a joint venture, in which VEON Ltd. has joint control, was recorded. Our financial data for the three months ended March 31, 2017 accounts for the Italy Joint Venture in shares of loss of associates and joint ventures. Please refer to Note 6 to our unaudited interim condensed consolidated financial statements included herein.

Under the joint venture transaction, VEON Ltd. contributed its entire shareholding in its historical operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. The Italy Joint Venture publishes an independent set of financials results, which describe the performance of that entity.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

As of March 31, 2017, we had negative working capital of US$2,733 million, compared to negative working capital of US$2,007 million as of December 31, 2016. Working capital is defined as current assets less current liabilities. The change in our working capital as of March 31, 2017 compared to December 31, 2016 was primarily due to decreased cash and cash equivalents, mainly due to US$487 million of cash payments for property and equipment and payment for the acquisition of a non-controlling interest in GTH of US$257 million and net repayments of borrowings of US$436 million. This was partially offset by cash of US$584 million received from operating activities.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings.

CONSOLIDATED CASH FLOW SUMMARY

The following table shows our cash flows for the three month periods ended March 31, 2017 and 2016 (in millions of U.S. dollars):

	Three months ended March 31,
	2017	2016
Consolidated Cash Flow
Net cash flows from operating activities	584	(238)

from continuing operations	584	(361)
from discontinued operations	—	123
Net cash / (used in) investing activities	(589)	(551)

from continuing operations	(589)	(360)
from discontinued operations	—	(191)
Net cash from / (used in) financing activities	(746)	26

from continuing operations	(746)	36
from discontinued operations	—	(10)

During the three months ended March 31, 2017, we generated US$584 million of cash and cash equivalents flow from our operating activities and used US$589 million cash and cash equivalents in investing activities. During the three months ended March 31, 2016, we had an outflow of US$238 million of cash and cash equivalents from our operating activities and used US$551 million cash and cash equivalents in investing activities. Cash flow used in financing activities was US$746 million during the three months ended March 31, 2017 compared to US$26 million of cash inflow received during the three months ended March 31, 2016. The negative cash flow from financing activities during the three months ended March 31, 2017 was mainly due to repayment of borrowings of US$693 million. The positive cash flow from financing activities during the same period in 2016 was mainly due to proceeds from borrowings partially offset by repayments of borrowings.

OPERATING ACTIVITIES

During the three months ended March 31, 2017, net cash flows from operating activities increased to US$584 million from negative US$238 million during the three months ended March 31, 2016. The negative amount in the first quarter of 2016 was primarily due to the payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM, which was a one-off that did not affect the first quarter of 2017, and payments for transformation initiatives in the first quarter of 2016. Furthermore, the increase in net cash from operating activities was driven by the increase in Adjusted EBITDA, partially offset by a US$66 million payment as a result of the Iraqna litigation.

INVESTING ACTIVITIES

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business.

During the three months ended March 31, 2017, our total payments for purchases of property and equipment, intangible assets, software and other assets were US$487 million compared to US$439 million during the three months ended March 31, 2016. The increase was primarily due to increased investments in property and equipment in Russia in the first quarter of 2017. The cash flow from our investing activities in the three months ended March 31, 2016 was also impacted by increased investments in bank deposits and investments in financial assets during the period.

ACQUISITIONS AND DISPOSITIONS

For information regarding our acquisitions and dispositions, see Notes 8 and 9 to our unaudited interim condensed consolidated financial statements included herein.

FINANCING ACTIVITIES

The company assesses its capital raising and refinancing needs on an ongoing basis and may consider from time to time a number of options, including additional credit facilities, the issuance of debt securities in local and international capital markets, as well as repurchases of its securities in the open market.

During the three months ended March 31, 2017, we repaid approximately US$693 million of indebtedness and raised approximately US$275 million, which amounts exclude the financing activities in relation to our historical WIND operations in Italy. As of March 31, 2017, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to approximately US$10.24 billion, compared to US$9.69 billion as of March 31, 2016. The decrease in the principal amounts of our external indebtedness is mainly the result of the repayment of bonds on an HQ level of US$349 million and the repayment on a Russian level of Russian ruble bonds of US$248 million. Furthermore, the cash outflow was driven by the GTH Share Buy-Back of US$257 million and US$69 million of dividends paid to a non-controlling interest.

INDEBTEDNESS

Information about our indebtedness is presented below. Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, subject to agreed exceptions. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross- default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., ceases to control more than 50.0% of the borrower’s voting share capital.

For additional information on our outstanding indebtedness, please refer to our unaudited interim condensed consolidated financial statements included herein. For information relating to our financing activities in the three months ended March 31, 2017, and the period subsequent to March 31 2017, see Notes 10 and 15, respectively, to our unaudited interim condensed consolidated financial statements included herein. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of March 31, 2017, excluding indebtedness of the Italy Joint Venture.

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VimpelCom Holdings B.V.	Loan from “AO” Alfa Bank(1)	1 month Libor plus 3.25%	US$500	October 17, 2017	None	None

VimpelCom Holdings B.V.	Notes	7.5043%	US$1,280	March 1, 2022	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	9.00%	US$213 (RUB 12,000)	February 13, 2018	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.20%	US$571	February 13, 2019	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.95%	US$983	February 13, 2023	PJSC VimpelCom	None

VimpelCom Holdings B.V.	China Development Bank Facility	5.71%	US$49 (RMB 339)	September 13, 2021	None	None

GTH Finance B.V.	Notes	6.25%	US$500	April 26, 2020	VimpelCom Holdings B.V.	None

GTH Finance B.V.	Notes	7.25%	US$700	April 26, 2023	VimpelCom Holdings B.V.	None

GTH SAE	Term Loan	1 month U.S. dollars LIBOR plus 4.00%	US$200	August 3, 2017	VimpelCom Holdings B.V.	None

VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$332	December 21, 2020	PJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	US$175	July 31, 2022	EKN, PJSC VimpelCom	None

VimpelCom Amsterdam B.V. (2)	Loan from AO “Alfa-Bank`	1 month LIBOR plus 3.25%	US$500	May 3, 2017	VimpelCom Holdings B.V.	None

VimpelCom Amsterdam B.V.	Loan from ING Bank N.V.	6 month LIBOR plus 1.08%	US$78	October 16, 2023	EKN, VimpelCom Holdings B.V.	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$499	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$651	February 2, 2021	None	None

PJSC VimpelCom	RUB denominated bonds	11.90%	US$443 (RUB 25,000)	October 3, 2025(3)	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(4)	US$468 (RUB 26,357)	April 11, 2018	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(5)	US$49 (RUB 2,778)	May 29, 2017	None	None

PJSC VimpelCom	Loan from Sberbank	11.55%	US$532 (RUB 30,000)	June 29, 2018	None	None

PJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$36 (RUB2,050)	April 30, 2019	EKN	None

PJSC VimpelCom	RCF from SberBank	12.53%	US$71 (RUB 4,000)	May 29, 2017	None	None

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$48 (PKR5,000)	May 16, 2019	None	Certain assets of PMCL(6)

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$36 (PKR3,750)	May 16, 2019	None	Certain assets of PMCL(6)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$34 (PKR3,600)	May 16, 2021	None	Certain assets of PMCL(6)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$60 (PKR6,900)	December 22, 2019	None	Certain assets of PMCL(6)

PMCL	Loan from MCB Bank Limited	6 month KIBOR plus 0.80%	US$48 (PKR5,000)	December 23, 2020	None	Certain assets of PMCL(6)

PMCL	Loan from ING Bank N.V.	6 month LIBOR plus 1.90%	US$231	December 1, 2020	None	Certain assets of PMCL(6)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$60 (PKR6,268)	December 31, 2023	None	Certain assets of PMCL(6)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$40 (PKR4,154)	December 31, 2023	None	Certain assets of PMCL(6)

BDCL	Senior Notes	8.625%	US$300	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$340 (DZD37,500)	September 30, 2019	None	Dividend assignment

Other loans, equipment financing and capital lease obligations	—	—	US$213	—	—	—

(1)	VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders.
(2)	On April 5, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to this US$500 million facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders.
(3)	These bonds are subject to an investor put option at October 13, 2017.
(4)	The fixed interest rate applicable to these loans ranges from 9.0% to 14.0% depending on certain conditions set out in the agreements.
(5)	The fixed interest rate applicable to these loans ranges from 10.75% to 14.0% depending on certain conditions set out in the agreements.
(6)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

During the three months ended March 31, 2017, our capital expenditures were US$268 million compared to US$195 million in the three months ended March 31, 2016, in each case, excluding capital expenditures in Italy. The increase in capital expenditures was primarily due to higher capital expenditures in Russia and Ukraine in the three months ended March 31, 2017, as a result of procurement-related delays in the prior year, and increased capital expenditure in Pakistan in the three months ended March 31, 2017 due to integration capital expenditures and the expansion of 3G and 4G/LTE networks.

The following is a reconciliation of capital expenditures (excluding licenses) to cash paid for purchase of property, plant and equipment and intangible assets for the periods presented.

	Three months ended March 31,
	2017	2016

Cash paid for purchase of property, plant and equipment and intangible assets	487	439

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(219)	(244)
Capital expenditures	268	195

Less capital expenditures in licenses	66	37
Capital expenditures (excluding licenses)	202	158

We expect that our capital expenditures in 2017 will mainly consist of the maintenance of our existing networks as well as investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine. For a discussion of our spending on research and development and our development of new technologies including our VEON personal internet platform, see “Item 4—Information on the Company—Research and Development” and “Item 4—Information on the Company—Overview” of our 2016 Annual Report.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	cash we currently hold;

●	operating cash flows;

●	export credit agency guaranteed financing;

●	borrowings under bank financings, including credit lines currently available to us;

●	syndicated loan facilities; and

●	debt financings from international and local capital markets.

As of March 31, 2017, we had an undrawn amount of US$2,646 million under existing credit facilities (excluding the Italy Joint Venture’s credit facilities) and total cash and cash equivalents and deposits of US$2,579 million.

As of March 31, 2017, cash balances in Uzbekistan and Ukraine of US$334 million and US$3 million, respectively (December 31, 2016: US$347 million and US$3 million, respectively), are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

In addition, short and long term deposits at financial institutions in Uzbekistan of US$361 million as of March 31, 2017 (December 31, 2016: US$372 million) are also subject to the same restrictions.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” of our 2016 Annual Report.

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we had material cash outflows with respect to the agreements with the SEC, DOJ and OM in 2016, and we expect to have material cash outflows in the short-term for our performance transformation program. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long-term cash requirements.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 13 to our unaudited interim condensed consolidated financial statements included herein.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as of and for the three months ended March 31, 2017 and 2016 as reflected in our unaudited interim condensed consolidated financial statements included herein have been influenced by the following additional factors. For a discussion of the key developments trends, commitments or events that are likely to have a material effect on our results of operation for the current financial year, see “—Key Developments and Trends.”

ECONOMIC TRENDS AND INFLATION

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate. In particular, in Algeria, there continued to be a challenging economic environment in the three months ended March 31, 2017 and an accelerating inflation rate. In addition, the depreciation of the Uzbek som negatively affected our results of operations in Uzbekistan during the three months ended March 31, 2017.

FOREIGN CURRENCY TRANSLATION

Our unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our function currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for each of our countries of operation for the three months ended March 31, 2017. These should not be construed as a representation that such currency will in the future be convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of March 31, 2017, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rate was 56.24 Russian rubles-U.S. dollar. During the first three months of 2017, the average Russian ruble-U.S. dollar exchange rate was 21% lower than the average Russian ruble-U.S. dollar exchange rate during the first three months of 2016.

Pakistan

The national currency of Pakistan is the Pakistani rupee. We have determined that the functional currency for Pakistan is the Pakistani rupee. As of March 31, 2017, the Pakistani rupee-U.S. dollar exchange rate was 104.83 Pakistani rupees per U.S. dollar, as provided by Bloomberg Finance L.P. During the first three months of 2017, the average Pakistani rupee-U.S. dollar exchange rate was approximately the same as the average Pakistani rupee-U.S. dollar exchange rate during the first three months of 2016.

Algeria

The national currency of Algeria is the Algerian dinar. We have determined that the functional currency for Algeria is the Algerian dinar. As of March 31, 2017, the Algerian dinar-U.S. dollar exchange rate was 110.06 Algerian dinar per U.S. dollar, as provided by Bloomberg Finance L.P. During the first three months of 2017, the average Algerian dinar-U.S. dollar exchange rate was 2% lower than the average Algerian dinar-U.S. dollar exchange rate during the first three months of 2016.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. We have determined that the functional currency for Bangladesh is the Bangladeshi taka. As of March 31, 2017, the Bangladeshi taka-U.S. dollar exchange rate was 80.25 Bangladeshi taka per U.S. dollar, as provided by Bloomberg Finance L.P. During the first three months of 2017, the average Bangladeshi taka-U.S. dollar exchange rate was 1% higher than the average Bangladeshi taka-U.S. dollar exchange rate during the first three months of 2016.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of March 31, 2017, the official National Bank of Ukraine (NBU) hryvnia-U.S. dollar exchange rate was 27.06 Ukrainian hryvnia per U.S. dollar. During the first three months of 2017, the average Ukrainian hryvnia-U.S. dollar exchange rate was 5% higher than the average Ukrainian hryvnia-U.S. dollar exchange rate during the first three months of 2016.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically, the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have a material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of March 31, 2017, the official Central Bank of the Republic of Uzbekistan som-U.S. dollar exchange rate was 3395 Uzbek som per U.S. dollar. During the first three months of 2017, the average Uzbek som-U.S. dollar exchange rate was 18% higher than the average Uzbek som-U.S. dollar exchange rate during the first three months of 2016.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of March 31, 2017 and December 31, 2016, the largest currency exposure risks for the group were in relation to the Russian ruble, the euro, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan and the Italy Joint Venture’s cash flows from operating activities are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 34% of our readily available cash (in U.S. dollars) at the group level in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som against the U.S. dollar could adversely affect VEON Ltd.’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as of March 31, 2017, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of March 31, 2017						Fair Value as of March 31,
	2017	2018	2019	2020	2021	More than 5 years	2017
Total debt:
Fixed Rate (US$)	1638	1088	725	0	0	1828	1638
Average interest rate	7.8%	7.4%	7.3%	0	0	—	7.8%
Fixed Rate (RUB)	—	—	—	—	—	212	—
Average interest rate	0%	0%	0%	0%	0%	—	0%
Fixed Rate (other currencies)	49.2	42.2	28.1	14.1	0	49	49.2
Average interest rate	5.7%	5.7%	5.7%	5.7%	0%	—	5.7%
Variable Rate (US$)	—	—	—	—	—	—	—
Average interest rate	0%	0%	0%	0%	0%		0%
Variable Rate (other currencies)	—	—	—	—	—	—	—
Average interest rate	0%	0%	0%	0%	0%	—	0%

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of March 31, 2017, the variable interest rate risk on the financing of our group was limited as 79% of the group’s total debt was fixed rate debt.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see Notes 10 to our unaudited interim condensed consolidated financial statements.

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As at and for the three month period ended

March 31, 2017

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

2

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the three month period ended March 31

	Note	2017	2016
(In millions of U.S. dollars, except per share amounts)
Service revenues*		2,202	1,947
Sale of equipment and accessories		51	44
Other revenues / other income		28	26

Total operating revenues	4	2,281	2,017

Operating expenses
Service costs*		(443)	(387)
Cost of equipment and accessories		(56)	(52)
Selling, general and administrative expenses		(921)	(820)
Depreciation		(390)	(332)
Amortization		(122)	(112)
Impairment reversal / (loss)		3	(8)
Loss on disposals of non-current assets		(7)	(2)

Total operating expenses		(1,936)	(1,713)

Operating profit / (loss)		345	304

Finance costs		(215)	(180)
Finance income		22	12
Other non-operating losses	7	(36)	(38)
Share of loss of joint ventures and associates	6	(101)	(5)
Net foreign exchange gain		115	62

Profit before tax		130	155

Income tax expense	5	(141)	(117)

(Loss) / profit for the period from continuing operations		(11)	38

Profit after tax for the period from discontinued operations		—	197

(Loss) / profit for the period		(11)	235

Attributable to:
The owners of the parent (continuing operations)		(5)	(8)
The owners of the parent (discontinued operations)		—	197
Non-controlling interest		(6)	46

		(11)	235

Basic and diluted earnings per share for (loss) / profit from continuing operations attributable to ordinary equity holders of the parent		$0.00	$0.00
Basic and diluted earnings per share for profit from discontinued operations attributable to ordinary equity holders of the parent		$0.00	$0.11
Basic and diluted earnings per share for (loss) / profit attributable to ordinary equity holders of the parent		$0.00	$0.11

*	In 2016, the Group has aligned its practices for content revenue across the group. The impact of this refinement in policy was not material and reduced the revenue and the operating costs by US$6 for the period ended March 31, 2016. The net results, financial position and operating cash flows for these periods remained unaffected. The Company concluded that net presentation of the content revenue better reflected the actual nature and substance of the arrangements with content providers.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three month period ended March 31

	2017	2016
(In millions of U.S. dollars)
(Loss) / profit for the period	(11)	235
Items that may be reclassified to profit or loss
Net movement on cash flow hedges (net of tax of US$ nil and US$ nil for the three month period in 2017 and 2016 respectively)	(2)	(4)
Foreign currency translation	130	73

Other comprehensive income for the period, net of tax	128	69

Total comprehensive income for the period, net of tax	117	304

Attributable to:
The owners of the parent	115	263
Non-controlling interests	2	41

	117	304

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

	Note	March 31, 2017	December 31, 2016
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	8	6,753	6,719
Intangible assets	9	2,216	2,257
Goodwill	9	4,873	4,696
Investments in joint ventures and associates	6	2,115	2,179
Deferred tax assets		308	343
Non-current income tax advance		26	25
Other financial assets	10	282	306
Other assets		121	118

Total non-current assets		16,694	16,643

Current assets
Inventories		138	125
Trade and other receivables		710	685
Other assets		413	439
Current income tax assets		186	169
Other financial assets	10	254	190
Cash and cash equivalents	11	2,172	2,942

Total current assets		3,873	4,550

Total assets		20,567	21,193

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		5,720	5,960
Non-controlling interests		(224)	83

Total equity		5,496	6,043

Non-current liabilities
Financial liabilities	10	7,929	8,070
Provisions		156	148
Other liabilities		36	44
Deferred tax liabilities		345	331

Total non-current liabilities		8,466	8,593

Current liabilities
Trade and other payables		1,884	1,744
Other liabilities		1,369	1,236
Other financial liabilities	10	2,933	3,046
Current income tax payables		6	57

Provisions		413	474

Total current liabilities		6,605	6,557

Total equity and liabilities		20,567	21,193

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three month period ended March 31, 2017

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2017	1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Loss for the period		—	—	—	(5)	—	(5)	(6)	(11)
Other comprehensive income		—	—	2	—	118	120	8	128

Total comprehensive income		—	—	2	(5)	118	115	2	117

Dividends declared (Note 12)		—	—	—	(343)	—	(343)	(62)	(405)
Share-based payment transactions	122,756	—	—	—	—	—	—	—	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control (Note 3)		—	—	(12)	—	—	(12)	(247)	(259)

As at March 31, 2017	1,749,127,404	2	12,753	743	(787)	(6,991)	5,720	(224)	5,496

for the three month period ended March 31, 2016
	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2016	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit for the period		—	—	—	189	—	189	46	235
Other comprehensive income / (loss)		—	—	(4)	—	78	74	(5)	69

Total comprehensive income		—	—	(4)	189	78	263	41	304

Other		—	—	17	—	—	17	(17)	—

As at March 31, 2016	1,749,004,648	2	12,753	680	(2,517)	(6,873)	4,045	153	4,198

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the three month period ended March 31

	Note	2017	2016
(In millions of U.S. dollars)
Operating activities
Profit before tax		130	155
Non-cash adjustments to reconcile profit before tax to net cash flows :
Depreciation, amortization and impairment losses / (reversals)		509	452
Loss on disposals of non-current assets		7	2
Finance income		(22)	(12)
Finance costs		215	180
Other non-operating losses		36	38
Share of loss of joint ventures and associates		101	5
Net foreign exchange gain		(115)	(62)
Changes in trade and other receivables and prepayments		(30)	(41)
Changes in inventories		(6)	19
Changes in trade and other payables		144	34
Changes in provisions and pensions		(66)	(816)
Interest paid		(208)	(202)
Interest received		15	12
Income tax paid		(126)	(125)
Net cash flows from operating activities of discontinued operations		—	123

Net cash flows from / (used in) operating activities		584	(238)

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		2	2
Purchase of property, plant and equipment and intangible assets		(487)	(439)
Loans granted		—	(2)
(Payment on) / receipts from deposits		(59)	77
(Investment in) / receipts from financial assets		(45)	2
Net cash flow used in investing activities of discontinued operations		—	(191)

Net cash flows used in investing activities		(589)	(551)

Financing activities
Acquisition of non-controlling interest	3	(259)	—
Proceeds from borrowings, net of fees paid*	10	275	491
Repayment of borrowings		(693)	(455)
Dividends paid to non-controlling interests		(69)	—
Net cash flow used in financing activities of discontinued operations		—	(10)

Net cash flows (used in) / from financing activities		(746)	26

Net (decrease) in cash and cash equivalents		(751)	(763)
Net foreign exchange difference related to continued operations		(19)	(1)
Net foreign exchange difference related to discontinued operations		—	10
Cash and cash equivalents classified as held for sale at the beginning of period		—	314
Cash and cash equivalents classified as held for sale at the end of the period		—	(246)
Cash and cash equivalents at beginning of period		2,942	3,614

Cash and cash equivalents at end of period	11	2,172	2,928

*	Fees paid for borrowings were US$22 (2016: US$7).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

7

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The Company has changed its name from VimpelCom Ltd. to VEON Ltd., effective as at March 30, 2017.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”). From April 4, 2017, VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam B.V. (“Euronext Amsterdam”).

Share information

As at March 31, 2017, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	416,703,840	23.7%
Stichting Administratiekantoor Mobile Telecommunications Investor	145,947,562	8.3%
Free Float	353,454,732	20.1%
Of which:
Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

Total outstanding common shares	1,756,731,135	100%

In April 2017, Telenor sold 70,000,000 common shares of VEON Ltd. in the form of ADSs listed on NASDAQ and common shares listed on Euronext Amsterdam pursuant to an underwritten offering. The Company did not receive any proceeds from the offering, and Telenor’s sale of the ADSs and common shares did not result in dilution of the Company’s issued and outstanding shares. The offering was made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs and common shares were offered only by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As at March 31, 2017, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture.

During the three month period ended March 31, 2017, several local currencies demonstrated significant volatility against the U.S. dollar, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the fluctuations of local currencies caused a 10% increase in total revenue for the Group for the three month period of 2017 as compared with the same period of 2016.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

8

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

In addition, the foreign exchange rate in Uzbekistan applied for consolidation purposes is the official rate published by the Central Bank of the Republic of Uzbekistan. However, this exchange rate is not achievable in expatriating funds out of the country due to long term restrictions imposed by the local government. The total net assets of the Uzbekistan operations contributing to the consolidated financial position of the Group as at March 31, 2017 amounted to US$833. However, if the Company applied the exchange rate implied by market transactions, the net assets would decrease significantly in U.S. dollar terms.

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements as at and for the year ended December 31, 2016.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

A number of new and amended standards became effective as at January 1, 2017. However, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

3	SIGNIFICANT TRANSACTIONS

GLOBAL TELECOM HOLDING S.A.E (“GTH”) SHARE BUYBACK

Global Telecom Holdings S.A.E (“GTH”), a subsidiary of the Company, bought back 524,569,062 ordinary shares from its shareholders for EGP 4.1 billion (US$259), which transaction settled on February 21, 2017. VEON did not take part in the share buyback. As a result of the share buyback, the Company’s interest in GTH increased by 5.77% from 51.92% to 57.69%, resulting in a US$12 loss recognized directly in equity. The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on March 19, 2017 and took effect on April 16, 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

9

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit / (loss) of associates and joint ventures (“Adjusted EBITDA”).

In the first quarter of 2017, management has included the Italy Joint Venture (refer Note 6) as a separate reportable segment, due to its increasing contribution to the Company’s overall financial result and position.

Financial information by reportable segment for the three periods ended March 31, 2017 and 2016, is presented in the following tables, with the exception of Italy Joint Venture, for which financial information is presented in Note 6. Inter-segment revenues between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Three month period ended March 31, 2017

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	1,090	232	370	151	138	153	—	147	2,281
Inter-segment	7	—	—	—	5	—	—	(12)	—

Total revenue	1,097	232	370	151	143	153	—	135	2,281

Adjusted EBITDA	409	114	154	69	77	79	(76)	35	861

Other disclosures
Capital expenditure	117	26	34	10	29	22	7	23	268

Three month period ended March 31, 2016

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	876	279	273	155	130	165	—	139	2,017
Inter-segment	8	—	—	—	6	—	—	(14)	—

Total revenue	884	279	273	155	136	165	—	125	2,017

Adjusted EBITDA	328	158	116	70	71	100	(121)	36	758

Other disclosures
Capital expenditure	48	27	12	17	10	29	—	52	195

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

10

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the three month period ended March 31:

	2017	2016
Total Segments Adjusted EBITDA	861	758
Depreciation	(390)	(332)
Amortization	(122)	(112)
Impairment reversal / (loss)	3	(8)
Loss on disposals of non-current assets	(7)	(2)
Finance costs	(215)	(180)
Finance income	22	12
Other non-operating losses	(36)	(38)
Share of loss of joint ventures and associates	(101)	(5)
Net foreign exchange gain	115	62

Profit before tax	130	155

5	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax expense consisted of the following for the three months ended March 31:

	2017	2016
Current income taxes	107	139
Deferred income taxes	34	(22)

Income tax expense	141	117

Effective tax rate	108.5%	75.5%

In the first quarter of 2017, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (108.5%) was mainly driven by higher profitability in countries with a higher nominal rate, non-deductible expenses, income tax losses for which no deferred tax-asset has been recognized and an adjustment to net deferred tax liability of US$10 recorded in the first quarter of 2017, relating to activities in Bangladesh, Russia and HQ.

In the first quarter of 2016, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (75.5%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax-asset has been recognized and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 15.0% to 53.3%.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

11

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

6	SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES

Share of loss of joint ventures and associates was contributed by the following investments for the three months ended March 31:

	2017	2016
Italy Joint Venture	(89)	—
Other joint ventures and associates	(12)	(5)

Share of profit / (loss) of joint ventures and associates	(101)	(5)

ITALY JOINT VENTURE

On November 5, 2016, the Company completed the transaction with CK Hutchison Holdings Ltd to form a joint venture in Italy, combining their respective businesses. Refer to Note 6 in the annual consolidated financial statements for further details.

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group’s share of those amounts. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

The loss for the period for the Italy Joint Venture for the three months ended March 31, 2017 is disclosed below.

2017
Revenue	1,637
Operating expenses	(1,606)
Other (expenses) / income	(187)
Income tax expenses	(22)
Loss for the period	(178)
Other comprehensive income	—

Total comprehensive loss	(178)

Included within operating expenses is US$445 of depreciation and amortization expense. Included within Other (expenses) / income is US$102 of interest expense.

As disclosed in Note 4, the Italy Joint Venture is a separate reportable segment. Financial information for the three period ended March 31, 2017 is presented below.

2017
Revenue
External customers	1,637
Inter-segment	—
Total revenue	1,637
Adjusted EBITDA	476
Other disclosures
Capital expenditure	256

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

12

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides a reconciliation of Adjusted EBITDA to Loss for the period for the Italy Joint Venture, for three month period ended March 31, 2017.

2017
Adjusted EBITDA	476
Depreciation and amortization	(445)
Other (expenses) / income	(187)
Income tax expenses	(22)

Loss for the period	(178)

7	OTHER NON-OPERATING LOSSES

Other non-operating losses consisted of the following for the three months ended March 31:

	2017	2016
Change of fair value of embedded derivative	(3)	—
Change of fair value of other derivatives	(34)	(44)
Other gains	1	6

Other non-operating losses	(36)	(38)

8	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the three months ended March 31 included the following:

	2017	2016
Cost of acquired assets	218	133
Net book value of assets disposed	11	1
Net loss on disposal of assets	7	2

For the three months ended March 31, 2017, there were no other material changes to property and equipment, other than foreign currency translation differences and depreciation charges. Included in depreciation is accelerated depreciation of US$29, pertaining to network modernization activities in Bangladesh and Ukraine and network integration in Pakistan.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

13

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

9	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the three months ended March 31 included the following:

	2017	2016
Telecommunications licenses, frequencies and permissions	5	42
Software	43	17
Customer relationships	—	—
Other intangible assets	2	3

Total intangible assets acquired	50	62

For the three months ended March 31, 2017, there were no impairment losses recognized in respect of intangible assets, and no material changes to intangible assets other than foreign currency translation differences and amortization charges.

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the three months ended March 31, 2017:

CGU	March 31, 2017	Currency translation	December 31, 2016
Russia	2,486	174	2,312
Algeria	1,397	4	1,393
Pakistan	495	(2)	497
Kazakhstan	187	11	176
Kyrgyzstan	146	1	145
Uzbekistan	103	(11)	114
Armenia	59	—	59

Total	4,873	177	4,696

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements as at and for the year ended December 31, 2016.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There was no goodwill impairment recorded in the first quarter of 2017. There was no goodwill impairment recorded in the first quarter of 2016.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

14

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

10	FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the three month periods ended March 31, 2017, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

SIGNIFICANT CHANGES IN THE FINANCIAL ASSETS AND LIABILITIES

New GTH Loan facility

GTH entered into an unsecured short-term loan agreement with Citi and ING Bank for a principal amount of US$200, on February 3, 2017. The loan agreement has an initial term of six months (the “Initial Term”), which is capable of being extended until December 15, 2017, and carries interest at a rate of LIBOR plus 4.00% per annum during the Initial Term (rising to LIBOR plus 5.00% per annum for the period from the expiry of the Initial Term to December 15, 2017 in the event the term of the loan agreement is extended), with two of the GTH’s fully owned subsidiaries (International Wireless Communications Pakistan Limited and Telecom Ventures Limited) acting as guarantors. Subject to the terms of the loan agreement, the loan amount was fully utilized on February 14, 2017 and was used for funding the share buyback of GTH, refer Note 3.

New multi-currency term and revolving facilities up to US$2,250

VimpelCom Holdings B.V. entered into a new multi-currency term and revolving facilities agreement (the “TL/RCF”) of up to US$2,250 on February 16, 2017. The TL/RCF replaced the US$1,800 revolving credit facility signed in 2014. The term facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VimpelCom Holdings B.V. having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2,108. The TL/RCF includes an option to increase the amount of the facility up to the full amount US$2,250, which would consist of a term facility of US$562.5 and a revolving credit facility of US$1,687.5. VimpelCom Holdings B.V. will have the option to make each drawdown under the facilities in either US Dollars or Euros. Under this facilities agreement, the Net Debt to Adjusted EBITDA covenant ratio will be calculated on the basis of the consolidated financial statements of VEON Ltd. and “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period.

On April 6, 2017 VimpelCom Holdings B.V. drew down EUR 494 million (US$526) under the Term loan.

Redemption of Ruble bonds

On March 2, 2017, PJSC VimpelCom announced the reset of the coupon rate on its 10% Ruble bonds with a principal amount of RUB 15,052 million (US$258) maturing on March 8, 2022. The new coupon rate of 7.00% per annum will be applicable for the next six coupon periods (i.e. next three years) and will reset on March 3, 2020. Following the reset of the coupon rate, a number of bondholders exercised their put options with respect to the Ruble bonds in aggregate principal amounts of RUB 14,459 million (US$248) which was repaid on March 17, 2017.

Subsequent to the settlement, the total outstanding amount of 7% Ruble bonds was RUB 597 million (US$10).

Sberbank revolving credit facility drawdown

On March 16, 2017 and on April 10, 2017 PJSC VimpelCom drew down RUB 4,000 million and RUB 11,000 million (US$68 and US$193) respectively under its revolving credit facility with Sberbank. The facility matures on May 29, 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

15

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Alfa-Bank credit facility amendment and extension

On March 29, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to a US$500 facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 2, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders. On March 29, 2017, VimpelCom Holdings B.V. received confirmation that US$350 of the extended facility had been assigned by AO “Alfa-Bank” to Sberbank.

On April 5, 2017, VimpelCom Amsterdam B.V., as the original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into a subsequent amendment agreement in respect of a second US$500 facility agreement. Refer to Note 15 for further details.

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as at March 31, 2017, other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	8	12	8	12
Financial assets at fair value
Available for sale financial assets	94	71	94	71

Total financial assets at fair value	102	85	102	85

Loans granted, deposits and other financial assets
Bank deposits and interest accrued	408	385	408	385
Other investments	24	24	24	24
Other loans granted	2	2	2	2

Total loans granted, deposits and other financial assets	434	411	434	411

Total financial assets	536	496	536	496

Non-current	282	306
Current	254	190

	Carrying value		Fair value
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	41	29	41	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	8	4	8	4
Interest rate exchange contracts	3	3	3	3
Contingent consideration	47	47	47	47

Total financial liabilities at fair value	99	83	99	83

Total financial liabilities at amortized cost	10,763	11,033	11,311	11,487

Total financial liabilities	10,862	11,116	11,410	11,570

Non-current	7,929	8,070
Current	2,933	3,046

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

16

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for sale financial assets are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

FAIR VALUE HIERARCHY

As at March 31, 2017 and December 31, 2016, the Group recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

17

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As at March 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	—	8	—	8
Financial assets at fair value
Available for sale financial assets	—	65	29	94

Total financial assets at fair value	—	73	29	102

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	41	—	41
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	8	—	8
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	52	47	99

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	—	12	—	12
Financial assets at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	—	—	—
Available for sale financial assets	—	42	29	71

Total financial assets at fair value	—	56	29	85

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	36	47	83

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

18

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

	Financial assets at fair value		Financial liabilities at fair value
	Available for sale	Total	Contingent consideration	Total
As at December 31, 2016	29	29	47	47

As at March 31, 2017	29	29	47	47

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between the Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the three month period ended March 31, 2017, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All changes in fair values of financial instruments are unrealized, and are recorded in “Other non-operating losses” in the Interim condensed consolidated statement of comprehensive income.

11	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	March 31, 2017	December 31, 2016
Cash at banks and on hand	1,468	1,707
Short-term deposits with original maturity of less than three months	704	1,235

Total cash and cash equivalents	2,172	2,942

As at March 31, 2017, cash balances in Uzbekistan and Ukraine of US$334 and US$3, respectively (December 31, 2016: US$347 and US$3, respectively), are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

In addition, short and long term deposits at financial institutions in Uzbekistan of US$361 as at March 31, 2017 (December 31, 2016: US$372) are also subject to the same restrictions.

Cash balances as at March 31, 2017 include investments in money market funds of US$230 (December 31, 2016: US$578).

12	DIVIDENDS DECLARED

On February 27, 2017, VEON declared a cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 19.5 cents per common share. The dividend was paid on April 12, 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

19

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

13	RELATED PARTIES

As at March 31, 2017, the Company is primarily owned by two major shareholders, being LetterOne and Telenor. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties for the three months ended March 31:

	2017	2016
Revenue from Telenor	11	13
Revenue from associates and joint ventures	9	1
Revenue from discontinued operations	—	15

	20	29

Services from LetterOne	—	2
Services from Telenor	10	12
Services from associates and joint ventures	6	3
Services from discontinued operations	—	1

	16	18

The following table provides the total balance of accounts with related parties at the end of the relevant period:

	March 31, 2017	December 31, 2016
Accounts receivable from Telenor	14	13
Accounts receivable from associates and joint ventures	27	24
Accounts receivable from other related parties	2	3

	43	40

Accounts payable to LetterOne	—	1
Accounts payable to Telenor	10	9
Accounts payable to associates and joint ventures	6	5

	16	15

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. There were no new agreements entered into between the Company and related parties during the three month period ended March 31, 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

20

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

14	COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material commitments, contingencies and uncertainties that occurred during the three month period ended March 31, 2017, and there were no material changes during the same period to the commitments, contingencies and uncertainties as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

15	EVENTS AFTER THE REPORTING PERIOD

ALFA-BANK FACILITY AGREEMENT

In addition to the US$500 facility agreement with Alfa Bank dated April 2, 2014 and as amended on March 29, 2017 (see Note 10), on April 5, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as the new borrower, entered into an amendment agreement with respect to a second US$500 facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. has been terminated. In addition, VimpelCom Holdings B.V. has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders. On April 5, 2017, VimpelCom Holdings B.V. received confirmation that US$300 of the extended facility had been assigned by AO “Alfa-Bank” to Sberbank.

SPECTRUM REALLOCATION IN UZBEKISTAN

On March 31, 2017, the spectrum council of the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. The court has accepted the case for consideration, and a preliminary hearing on Unitel’s claim was held on May 10, 2017.

Amsterdam, May 11, 2017

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended March 31, 2017

21

Q1 2017 RESULTS
Amsterdam, 11 May 2017
Jean-Yves Charlier - Chief Executive Officer
Andrew Davies – Chief Financial Officer

Q1 2017 RESULTS Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in the Company’s earnings release published on its website on the date hereof. Furthermore, elements of this presentation contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in the Company’s earnings release published on its website on the date hereof.

Free float increased to 24.1% after Telenor sold a second tranche of its equity stake on 6 April 2017 Final 2016 dividend of US19.5 cents per share paid on 12 April 2017 Increase of VEON’s stake in GTH to 57.7% after completion of share buy-back VEON reports double digit revenue and EBITDA growth, and nearly USD 200 million in equity free cash flow for Q1 2017; FY 2017 guidance confirmed VEON: a new personal internet experience and a new Company name VEON listed on the Euronext Amsterdam since 4 April 2017 Q1 2017 RESULTS Highlights Q1 2017

Q1 2017 RESULTS Financial highlights Q1 2017 Reported total revenue increased 13% YoY; stable on an organic basis, adjusting for leap year effect Reported EBITDA increased 14% YoY to USD 861 million, also benefitting from currency tailwinds and the Warid transaction Underlying EBITDA margin grew organically by 0.6p.p. YoY Underlying equity free cash flow3 of USD 194 million up from USD 41 million in Q1 2016 Capex increased YoY due to procurement-led delays in Q1 2016, LTM capex/revenue ratio at 18.7% Results on track with FY 2017 guidance Capex excl. licenses (USD million) 263 EBITDA margin, underlying2 (%) 39.1% Total revenue (USD billion) 2.3 Underlying equity free cash flow3 (USD Million) 194 -1.0% organic1 YoY +13.1% reported YoY +0.6 p.p. organic1 YoY -0.5 p.p. reported YoY +75% reported YoY LTM capex/revenue: 18.7% 1 Revenue and EBITDA organic growth are non-IFRS financial measures that exclude the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation, Warid is pro-forma consolidated within VEON’s results with effect from 1 January 2016 2 Underlying EBITDA excludes exceptional items in Q1 2016 consisting of transformation costs of USD 40 million and in Q1 2017 transformation costs of USD 30 million 3 Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items +USD 153 million YoY

VEON: a new personal internet experience...

Engagement | Monetization

MESSAGING

VEON
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112 MINS
50 SMS
Ben Banks
Isabella Jackson
Cedric Heath
Missed Veon call
The Daily
vCar
Tate Modern visit

MY ACCOUNT

My VEON
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Current balance
€15.00
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Bundles balance
1.25 GB
112 MIN
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CONTENT AND OFFERS

DEEZER
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News, music, video and offers – personalized for you

MARKETPLACE

vCar
Park De La Ciutadella
Barcelona Zoo
Arts Barcelona Hotel
Plaça del Duc de Medinaceli, 4, Barcelona
Carrer de la Marina, 19, Barcelona
Pickup time
Thu 2 Mar, 18:30
Change
Ride estimate €7-10
Payment method
MasterCard ****3456
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Request

Q1 2017 RESULTS 5

CONTENT AND OFFERS MESSAGING MY ACCOUNT MARKETPLACE Q1 2017 RESULTS VEON: a new personal internet experience… Monetization Engagement …and a new company name to underscore the ambition of our accelerated digital strategy Free Messaging - with chat and voice calling even when you are out of credit Your authenticated and secure digital identity. Putting you in control News, music, video and offers – personalized for you Everything the internet has to offer - from a given context

Q1 2017 RESULTS Dual listing in Amsterdam On 4 April 2017, VEON established a dual listing on Euronext Amsterdam broadening its investor base Potential for inclusion in new stock indices and European stock coverage also expected to increase Ticker is “VEON” for both Amsterdam and NASDAQ Amsterdam listing of common shares is Euro-denominated and fully fungible with NASDAQ ADSs The depositary bank agreed to waive the cancellation fees for the first 70 million NASDAQ listed ADSs transferred into common shares on Euronext Amsterdam As required by the EU Transparency Directive, VEON Ltd. discloses that its home Member State is the Netherlands, while Bermuda continues to be the country of incorporation

VEON free float evolution

Before Telenor equity offering
8.3%
10.8%
33.0%
47.9%
After first Telenor offer
(27 September 2016)
8.3%
20.1%
23.7%
47.9%
After second Telenor offer
(12 April 2017)
8.3%
24.1%
19.7%
47.9%
Free float
Telenor
LetterOne
The Stichting[1]

Q1 2017 RESULTS

1 The Stichting is the direct beneficial owner of 145,947,562 common shares. As the holder of depositary receipts issued by the Stichting, L1T VIP Holdings S.à r.l. is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares. The Stichting is a foundation incorporated under the laws of the Netherlands VEON free float evolution Before Telenor equity offering After first Telenor offer (27 September 2016) After second Telenor offer (12 April 2017) 19.7% Q1 2017 RESULTS 1

Q1 2017 RESULTS 2016 dividend paid based on new policy For the financial year ended 31 December 2016, the Company paid a dividend in the aggregate amount of US 23 cents per share comprised of US 3.5 cents per share paid as an interim dividend in December 2016 and US 19.5 cents per share as a final dividend paid on 12 April 2017 Total dividend of USD 404 million Going forward, the Company aims to pay both an interim (in Q3) and final dividend (in Q1) VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow1 1 Equity free cash flow is defined as net cash flow from operating activities less net cash flow used in investing activities

Currency trend continues to improve

VEON Coin against USD, Index(1Q14=100)

110
100
90
80
70
60
50
100
98
94
82
73
76
70
66
64
66
67
67
69
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17

*Based on historical reported revenues, no restatement applied

Q1 2017 RESULTS
9

Q1 2017 RESULTS Currency trend continues to improve VEON currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue *Based on historical reported revenues, no restatement applied VEON Coin against USD, Index(1Q14=100)

Q1 2017 revenue evolution

FOREX improvements and Warid acquisition driving reported revenue growth

USD MILLION

+13.1%
+8.4%
2,017
88
2,105
(5)
(131)
1
96
17
2,084
198
2,281
Reported total revenue 1Q16
Warid 1Q16
Pro-forma total revenue 1Q16
Equipments & Accessories
Voice
Interconnect and roaming
Data and MFS
Other[1]
Organic total revenue 1Q17
FOREX
Total revenue 1Q17

-1.0%
2,017
88
2,105
(19)
(25)
PAK 19
BAN (2)
ALG (42)
16
16
(9)
2,084
198
2,281
Reported total revenue 1Q16
Warid 1Q16
Pro-forma total revenue 1Q16
Russia
Emerging Markets
Ukraine
Uzbekistan
Other[2]
Organic total revenue 1Q17
FOREX
Total revenue 1Q17

[1] Other also includes intercompany eliminations

Q1 2017 RESULTS

10

-1.0% Q1 2017 RESULTS Q1 2017 revenue evolution FOREX improvements and Warid acquisition driving reported revenue growth 1 Other also includes intercompany eliminations 2 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations USD MILLION +13.1% 1 +8.4% PAK 19 BAN (2) ALG (42) 2

Q1 2017 EBITDA evolution

FOREX improvements and Warid acquisition driving reported EBITDA growth

USD MILLION

+13.6%
+8.9%
758
20
778
40
818
(17)
95
(74)
69
891
(30)
861
Reported EBITDA 1Q16
Warid 1Q16
Pro-forma EBITDA 1Q16
Exceptional items[1]
Underlying EBITDA 1Q16
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network
FOREX
Underlying EBITDA 1Q17
Exceptional items[2]
EBITDA 1Q17

+0.5%
758
20
778
40
818
(3)
(24)
PAK 22
BAN (4)
ALG (42)
11
(2)
23
823
69
(30)
861
Reported EBITDA 1Q16
Warid 1Q16
Pro-forma EBITDA 1Q16
Exceptional items[1]
Underlying EBITDA 1Q16
Russia
Emerging markets
Ukraine
Uzbekistan
Other[3]
Underlying organic EBITDA 1Q17
FOREX
Exceptional items[2]
EBITDA 1Q17

Q1 2017 RESULTS

11

Q1 2017 RESULTS Q1 2017 EBITDA evolution FOREX improvements and Warid acquisition driving reported EBITDA growth 1 Exceptional items in Q1 2016 consist of transformation costs of USD 40 million 2 Exceptional items in Q1 2017 consist of transformation costs of USD 30 million 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan, HQ and Intercompany eliminations USD MILLION 2 1 +8.9% +13.6% +0.5% PAK 22 BAN (4) ALG (42) 2 1 3

Russia: continued mobile revenue growth

TOTAL REVENUE
(RUB BILLION)

-2.1% YoY
65.9
70.1
64.5
11.3
10.8
9.7
51.8
55.9
52.3
1Q16
4Q16
1Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

-1.2% YoY
57.7
57.0
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)

-1.4% YoY
-1.0% YoY (underlying)[1]
24.4
26.4
24.1
37.0%
37.6%
37.3%
1Q16
4Q16
1Q17

+110.5% YoY
3.2
6.7
18.1%
16.5%
1Q16
1Q17

Q1 2017 RESULTS 12

Q1 2017 RESULTS Russia: continued mobile revenue growth 1 Q1 2017 EBITDA negatively impacted by performance transformation costs of RUB 154 million. 1Q16 EBITDA negatively impacted by performance transformation costs of RUB 53 million TOTAL REVENUE (RUB BILLION) EBITDA AND EBITDA MARGIN (RUB BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (RUB BILLION AND %) Total service revenue decreased due to declining fixed-line service revenue Mobile service revenue increased 2% YoY, adjusted for the leap year effect: Mobile ARPU grew 3% YoY Mobile data revenue grew 16% YoY Underlying EBITDA decreased 1% YoY, adjusted for performance transformation costs, with an underlying margin of 37.6% Capex increased YoY because of procurement-led delays in Q1 2016 4G/LTE population coverage reached 59% -2.1% YoY -1.2% YoY -1.4% YoY -1.0% YoY (underlying)1 +110.5% YoY

Pakistan: continued growth while integration synergies drive margin expansion

VEON

TOTAL REVENUE
(PKR BILLION)

+5.4% YoY
36.7
2.0
34.7
38.7
2.0
36.7
38.7
2.5
36.2
1Q16
4Q16
1Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

+8.7% YoY
48.3
52.5
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(PKR BILLION AND %)

+13.7% YoY
+15.2% YoY underlying
14.2
38.7%
13.5
34.9%
16.2
41.8%
1Q16
4Q16
1Q17

+73.5% YoY
2.1
20.7%
3.6
17.7%
1Q16
1Q17

Q1 2017 RESULTS

13

Q1 2017 RESULTS Pakistan: continued growth while integration synergies drive margin expansion NOTE: Q1 2016 pro-forma results assume that the results of Warid have been consolidated (including intercompany eliminations) with effect from 1 January 2016 1 Q1 2016 EBITDA negatively impacted by performance transformation costs of PKR 0.3 billion. Q1 2017 EBITDA negatively impacted by performance transformation/integration costs of PKR 0.6 billion TOTAL REVENUE (PKR BILLION) EBITDA AND EBITDA MARGIN (PKR BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %) Merger integration well on track: Annual run rate of gross synergies >PKR 11 billion (>USD 100 million) Focus on network integration in 2017 Revenue increase boosted by data revenue (+29% YoY) and MFS (+24% YoY) Underlying EBITDA margin in Q1 of 43.4%, 3.7 p.p. YoY margin expansion 3G population coverage reached 42% The regulator has issued the Information Memorandum (IM) for the auction of 10 MHz of paired spectrum: Auction currently expected in Q2 2017 Base price of USD 295 million +5.4% YoY +8.7% YoY +13.7% YoY +15.2% YoY underlying +73.5% YoY 36.7 38.7 38.7

Algeria: prepared for turnaround in a challenging environment

TOTAL REVENUE
(DZD BILLION)

-15.2% YoY
30.0
0.3
29.7
27.2
0.3
26.9
25.5
0.3
25.0
1Q16
4Q16
1Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

-3.6% YoY
16.7
16.1
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(DZD BILLION AND %)

-26.5% YoY
-26.4% YoY underlying1
17.1
56.8%
13.9
50.9%
12.5
49.2%
1Q16
4Q16
1Q17

+0.4% YoY
2.9
14.2%
2.9
16.6%
1Q16
1Q17

Q1 2017 RESULTS
14

Q1 2017 RESULTS Algeria: prepared for turnaround in a challenging environment 1 Q1 2017 EBITDA negatively impacted performance transformation costs of DZD 6 million TOTAL REVENUE (DZD BILLION) EBITDA AND EBITDA MARGIN (DZD BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %) New leadership team on board to drive the turnaround in a highly competitive market Challenging environment continues: Accelerating inflation (~8% in February) New Finance law in force since January 1: increase in VAT and tax on recharges Service revenue continued to decrease YoY, notwithstanding strong data revenue (+58% YoY) Leading in NPS (Net Promoter Score) Established leadership in 4G/LTE with >20% population coverage Underlying EBITDA margin remains strong at ~50% as a result of the Performance Transformation program: Excluding indirect tax increases, EBITDA margin would have been 51% -15.2% YoY -3.6% YoY -26.5% YoY -26.4% YoY underlying1 +0.4% YoY 0.3 0.3 0.3

Bangladesh: sustained data growth, market remains competitive

TOTAL REVENUE
(BDT BILLION)

-1.2% YoY
12.2
0.2
12.0
12.0
0.4
11.6
12.0
0.3
11.7
1Q16
4Q16
1Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

-3.4% YoY
31.6
30.5
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)

+0.3% YoY
-5.7% YoY Underlying1
5.5
45.3%
4.4
36.4%
5.5
46.0%
1Q16
4Q16
1Q17

-43.3% YoY
1.3
22.7%
0.8
20.9%
1Q16
1Q17

Q1 2017 RESULTS
15

Q1 2017 RESULTS Bangladesh: sustained data growth, market remains competitive 1 Q1 2016 EBITDA negatively impacted by performance transformation costs of BDT 0.4 billion TOTAL REVENUE (BDT BILLION) EBITDA AND EBITDA MARGIN (BDT BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (BDT BILLION AND %) Service revenue decline of 2.5% YoY: Aggressive competition on customer acquisition after in-market consolidation Additional supplementary duty on recharges since June 2016, in addition to the increase from March 2016 Sustained strong growth in data revenue of 43% YoY Growth in ARPU of 2.3% YoY Underlying EBITDA declined as a result of higher customer acquisition costs 3G population coverage reached 65% and catch up vs competition in line with expectations -1.2% YoY -3.4% YoY +0.3% YoY -5.7% YoY Underlying1 -43.3% YoY 12.0 12.2 12.0

Ukraine: continued strong results

TOTAL REVENUE
(UAH BILLION)

+11.6% YoY
3.5
3.9
3.9
0.3
0.3
0.3
3.2
3.6
3.6
1Q16
4Q16
1Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

+2.7% YoY
25.3
26.0
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)

+13.8% YoY
+15.2% YoY (underlying)¹
1.8
1.8
2.1
52.5%
46.2%
53.6%
1Q16
4Q16
1Q17

+196% YoY
0.7
0.2
22.2%
20.6%
1Q16
1Q17

Q1 2017 RESULTS
16

Q1 2017 RESULTS Ukraine: continued strong results 1 Q1 2016 EBITDA negatively impacted by UAH 1.3 million related to performance transformation costs and positively impacted by UAH 22 million related to a reversal of a tax provision. Q1 2017 EBITDA negatively impacted by UAH 0.8 million related to performance transformation costs TOTAL REVENUE (UAH BILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %) Clear market leader and #1 NPS position Mobile service revenue growth of 11.3% YoY 70% YoY growth in mobile data revenue Underlying EBITDA increased 15% YoY with a margin of 53.6% Capex increased YoY because of procurement-led delays in Q1 2016, while LTM capex/revenue ratio is trending down 3G population coverage reached 65% +11.6% YoY +2.7% YoY +13.8% YoY +15.2% YoY (underlying)1 +196% YoY

Uzbekistan: solid revenue performance

TOTAL REVENUE
(UZS BILLION)

+9.5% YoY
469
4
465
518
4
514
513
3
510
1Q16
4Q16
1Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

+0.5% YoY
9.5
9.5
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(UZS BILLION AND %)

-7.1% YoY
-4.1% YoY (underlying)[1]
284.9
60.8%
328.4
63.5%
264.6
51.6%
1Q16
4Q16
1Q17

- 11.5% YoY
84.7
12.1%
74.9
26.0%
1Q16
1Q17

Q1 2017 RESULTS
17

Q1 2017 RESULTS Uzbekistan: solid revenue performance 1 Q1 2016 EBITDA positively impacted by positive one-offs related to reversal of legal provisions (UZS 5,159 million) and bad debts (UZS 3,948 million). TOTAL REVENUE (UZS BILLION) EBITDA AND EBITDA MARGIN (UZS BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %) Revenue grew by 9.5% YoY driven by USD-denominated tariffs Customer base grew 0.5% YoY, for the first time since Q4 2014, as a result of successful commercial activities Mobile data revenue increased 30% YoY, as a result of promotions and introduction of new data bundles Underlying EBITDA decreased by 4.1%, mainly due to interconnect, commercial and structural opex increases EBITDA margin remains robust at >50% LTM capex/revenue increased due to high spend in Q4 2016 +9.5% YoY +0.5% YoY -7.1% YoY -4.1% YoY (underlying)1 - 11.5% YoY 518 469 513

Italy: solid results and synergies on track

TOTAL REVENUE
(EUR MILLION)

+2.1% YoY
1,519
200
263
1,056
1,754
366
278
1,110
1,552
235
269
1,048
1Q16
4Q16
1Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

-0.8% YoY
31.1
30.9
1Q16
1Q17

EBITDA AND EBITDA MARGIN
(EUR MILLION AND %)

-2.9% YoY
+9.7% YoY Underlying
471
31.0%
551
31.4%
458
29.5%
1Q16
4Q16
1Q17

-13.0% YoY
276
18.0%
240
17.4%
1Q16
1Q17

Q1 2017 RESULTS
18

Q1 2017 RESULTS Italy: solid results and synergies on track NOTE: the ‘’combined data’’ for Q1 2016 consists of the sum of the WIND and 3 Italia businesses results, respectively, for the three months ended 31 March 2016, prior to the merger of the two businesses. The Q1 2016 data related to Tre Italia was obtained through due diligence performed as part of the merger process 1 Q1 2017 EBITDA underlying excludes integration costs of EUR 59 million 2 Q1 2017 EBITDA LTM, used for leverage ratio, excludes approximately EUR 119 million of integration costs TOTAL REVENUE (EUR MILLION) EBITDA AND EBITDA MARGIN (EUR MILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE ((EUR MILLION AND %) #1 mobile operator in the country with mobile customer market share above 37% Service revenue +1% YoY, adjusted for the leap year effect Mobile service revenue +0.4% YoY, adjusted for the leap year effect, with stable mobile ARPU Fixed service revenue +2.3% YoY, with fixed ARPU growth of 2.9% YoY Underlying EBITDA1 growth of 9.7% YoY: margin expansion driven by synergies Q1 2017 leverage ratio2 at 4.1x Contribution to VEON P&L of a loss of USD 89 million, primarily driven by integration costs and accelerated depreciation and amortization +2.1% YoY -0.8% YoY -2.9% YoY +9.7% YoY Underlying -13.0% YoY 1,754 1,519 1,552

Q1 2017 income statement 1Q17 reported 1Q16 pro forma Warid1 1Q16 reported Reported YoY Organic2 YoY Revenue 2,281 2,105 2,017 13.1% (1.0%) Service revenue 2,202 2,030 1,948 13.1% (0.8%) EBITDA 861 778 758 13.6% 1.9% Depreciation & amortization and other (516) (481) (454) 13.6% EBIT 345 297 304 13.5% Net financial expenses (194) (175) (168) 15.4% Net FOREX gain/(loss) and other 79 20 23 n.m. Share of profit/(loss) from join ventures and associates (100) (5) (5) n.m. Profit/(loss) before tax 131 137 154 (15.3%) Tax (142) (118) (117) 20.9% Profit from discontinued operations - 196 196 n.m. Non-controlling interest 6 (46) (46) (114%) Profit for the period (4) 169 187 n.m. Reported year-on-year increase driven by ruble appreciation and the Warid acquisition from 1 July 2016 Q1 2017 RESULTS 1 The income statement for Q1 2016 is also presented on a pro-forma basis assuming that the results of Warid were consolidated within VEON’s results with effect from 1 January 2016, in order to assist with the year-on-year comparisons 2 Organic variation excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation, Warid is pro-forma consolidated within VEON’s results with effect from 1 January 2016 USD MILLION Increased as a result of ruble appreciation and the Warid transaction Increased due to USD 1.2 billion of GTH bonds issued in April 2016 and consolidation of Warid debt from 1 July 2016 Primarily driven by share of loss from Wind Tre JV caused by integration costs as well as accelerated depreciation and amortization Higher profitability in countries with a higher tax rate and net deferred tax provision recorded in Q1 2017 Prior to Italy JV closing, Wind was accounted for as a discontinued operation, Q1 2016 results were positively affected by the fair valuation of the call options embedded in WIND’s bonds

Q1 2017 net debt evolution

USD MILLION

7,162
(891)
(108)
193
126
487
6,969
349
343
7,661
Net debt 31 December 2016
EBITDA underlying
Change in working capital
Net interest
Taxes
Cash capex excl. licenses
Net debt before exceptionals and FOREX
Exceptionals in 1Q17 [1]
FOREX and other
Net debt 31 March 2017

NET DEBT / LTM EBITDA[2]	Net debt 31 December 2016	Net debt before exceptionals and FOREX	Net debt 31 March 2017
	2.0x	1.9x	2.1x

Q1 2017 RESULTS
20

Q1 2017 RESULTS Q1 2017 net debt evolution 1 Exceptional items in 1Q 2017 cash flow consists of USD 69 million (final payment incl. legal fees) related to Iraqna case, performance transformation cash out of USD 23 million and USD 257 million related to the GTH share buy-back 2 In FY 2016, underlying EBITDA excludes exceptional items of USD 349 millions as a net effect of transformation costs of USD 255 million, USD 66 million related to Iraqna case provision and other costs of USD 28 million; In LTM Q1 2017 underlying EBITDA excludes exceptional items of USD 337 million as a net effect of transformation costs of USD 234 million, USD 69 million (final payment incl. legal fees) and other costs of USD 34 million USD MILLION NET DEBT LTM EBITDA2 2.0x 2.1x 1.9x 1

Q1 2017 update on corporate finance activities Securing our strong liquidity profile Extending maturities Centralizing debt Reducing average cost of debt Refinancing of RUB-denominated PJSC in progress, potentially reducing cost of debt Repaid 96% of PJSC’s 2022 RUB bonds, after put was exercised Multi-currency (EUR/USD) syndicated Revolving Credit Facility and Term Loan of up to USD 2.25 billion Q1 2017 RESULTS

Q1 2017 RESULTS Robust underlying equity free cash flow1 evolution 1 Underlying equity free cash flow, defined as net cash flow from operating activities less net cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items 2 See appendix for reconciliation table USD MILLION UNLESS OTHERWISE STATED Q1 2016 41 (46) 194 Q1 2017 Increase in net cash used in investing activities2 199 Increase in net cash from operating activities2

Q1 2017 RESULTS 2017 guidance confirmed 1 FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Equity free cash flow is calculated at the target rates for 2017 (see Appendix) 2 Underlying equity free cash flow is defined as net cash flow from operating activities less net cash flow used in investing activities (including purchase of licenses); excluding M&A transactions, transformation costs and other one-off items. Underlying equity free cash flow target is calculated on the basis of the target rates disclosed in the appendix USD MILLION UNLESS OTHERWISE STATED (1%) (flat excl. leap year effect) +0.6p.p. 194 Low single digit growth Low single digit accretion 700-800 Q1 2017 actuals FY 2017 targets1 Total revenue Underlying EBITDA margin Underlying equity free cash flow2 Target includes average annual purchase of spectrum licenses of ~USD 200 million

Q&A

APPENDIX

Debt maturity schedule

Group debt maturity schedule by business unit

AS AT 31 MARCH 2017

2.9
1.8
1.3
0.8
0.7
1.3
1.8
2017
2018
2019
2020
2021
2022
>2022
Russia
GTH
HQ

Group debt maturity schedule by currency[1]

[1] After effect of cross currency swaps

Q1 2017 RESULTS
26

Q1 2017 RESULTS Debt maturity schedule Group debt maturity schedule by business unit 1 After effect of cross currency swaps AS AT 31 MARCH 2017 Group debt maturity schedule by currency1 2017 2018 2019 2020 2021 2022 >2022 PERCENT USD 1,4 0,7 1,1 0,7 0,7 1,3 1,7 73% RUB 0,9 0,9 0,0 0,0 0,0 0,0 0,0 19% OTHER 0,2 0,2 0,2 0,1 0,0 0,0 0,0 8%

Q1 2017 RESULTS Liquidity Analysis 1 Borrower VEON Holdings, with the option to make each drawdown under the facilities in either USD or EUR Unused RCF headroom as at 31 March 2017: NEW MULTI-CURRENCY1 TERM AND REVOLVING FACILITIES AGREEMENT UP TO USD 2.25 BILLION SIGNED IN FEBRUARY 2017 VimpelCom - syndicate USD 2.25 billion PJSC VimpelCom - Sberbank RUB 11 billion (USD 0.15 billion ) Unused VF/CF headroom as at 31 March 2017: VimpelCom - CDB RMB 0.36 billion (USD 0.06 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) Group cash: USD 2.58 billion Group Cash Breakdown By Currency (31 March 2017)

Debt by entity 1 After effect of cross currency swaps Type of debt Entity Bonds Loans RCF Vendor Financing Other Total VimpelCom Holdings B.V. 3,047 500 - 49 - 3,596 VimpelCom Amsterdam B.V. - 1,000 - 585 - 1,085 PJSC VimpelCom 1,604 1,021 - 64 67 2,855 GTH Finance BV 1,200 - - - - 1,200 Pakistan Mobile Communications Limited 60 598 - - - 650 Banglalink Digital Communications Ltd. 300 5 - - 0 301 Omnium Telecom Algeria S.p.A. - 340 - - - 341 Global Telecom Holding S.A.E. - 200 - - - 200 Others - - - 9 3 12 Total 6,211 3,251 - 708 71 10,240 Q1 2017 RESULTS As at 31 March 2017 USD millions

Underlying equity free cash flow reconciliation table As at 31 March 2017 USD millions Entity 1Q17 1Q16 Net cash from operating activities 584 (362) Exceptional items: PT costs 23 44 Uzbekistan legal costs   795 IRAQNA provision 69   Underlying Net Cash Flow from operating activities 676 477 Net cash used in investing activities (589) (361) Adjustments:     Other (2) (2) Deposits & Financial assets (105) 77 Underlying net cash flow used in investing activities (482) (436) Underlying Equity Free Cash Flow 194 41 Q1 2017 RESULTS

Forex

VEON

	Forex assumptions	Average rates			Closing rates		
Entity	FY 2017	1Q17	1Q16	YoY	1Q17	1Q16	YoY
Russian Ruble	67.00	58.84	74.63	(21.2%)	56.38	67.61	(16.6%)
Algerian Dinar	118.00	109.93	107.82	2.0%	110.07	108.39	1.5%
Pakistan Rupee	107.00	104.79	104.74	0.0%	104.83	104.71	0.1%
Bangladeshi Taka	79.00	79.50	78.47	1.3%	80.25	78.38	2.4%
Ukrainian Hryvnia	28.00	27.06	25.65	5.5%	26.98	26.22	2.9%
Kazakh Tenge	350.00	322.53	355.12	(9.2%)	314.79	343.06	(8.2%)
Uzbekistan Som	3,231.34	3,352.90	2,843.53	17.9%	3,595.02	2,876.72	25.0%
Armenian Dram	480	485.63	488.59	(0.6%)	483.45	480.79	0.6%
Kyrgyz Som	70.00	69.25	74.21	(6.7%)	68.61	70.02	(2.0%)
Georgian Lari	2.25	2.60	2.44	6.9%	2.45	2.37	3.3%

Q1 2017 RESULTS

30

Forex Entity Russian Ruble Algerian Dinar Pakistan Rupee Bangladeshi Taka Ukrainian Hryvnia Kazakh Tenge Uzbekistan Som Armenian Dram Kyrgyz Som Georgian Lari Forex assumptions FY 2017 67.00 118.00 107.00 79.00 28.00 350.00 3,231.34 480 70.00 2.25 Average rates 1Q17 1Q16 YoY 58.84 74.63 (21.2%) 109.93 107.82 2.0% 104.79 104.74 0.0% 79.50 78.47 1.3% 27.06 25.65 5.5% 322.53 355.12 (9.2%) 3,352.90 2,843.53 17.9% 485.63 488.59 (0.6%) 69.25 74.21 (6.7%) 2.60 2.44 6.9% Closing rates 1Q17 1Q16 YoY 56.38 67.61 (16.6%) 110.07 108.39 1.5% 104.83 104.71 0.1% 80.25 78.38 2.4% 26.98 26.22 2.9% 314.79 343.06 (8.2%) 3,595.02 2,876.72 25.0% 483.45 480.79 0.6% 68.61 70.02 (2.0%) 2.45 2.37 3.3% Q1 2017 RESULTS

VEON

Index sheet

Consolidated

Customers

EBITDA reconciliation

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Uzbekistan

Italy

Laos

Reconciliation table of FS

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		1Q17	1Q16	YoY	1Q17	1Q16	YoY
Russian Ruble	RUB	58.84	74.63	-21.2%	56.38	67.61	-16.6%
Euro	EUR	0.94	0.91	3.6%	0.94	0.88	6.8%
Algerian Dinar	DZD	109.93	107.82	2.0%	110.07	108.39	1.5%
Pakistan Rupee	PKR	104.79	104.74	0.0%	104.83	104.71	0.1%
Bangladeshi Taka	BDT	79.50	78.47	1.3%	80.25	78.38	2.4%
Ukrainian Hryvnia	UAH	27.06	25.65	5.5%	26.98	26.22	2.9%
Kazakh Tenge	KZT	322.53	355.12	-9.2%	314.79	343	-8.2%
Uzbekistan Som	UZS	3,353	2,844	17.9%	3,595.02	2,877	25.0%
Armenian Dram	AMD	485.63	488.59	-0.6%	483.45	480.79	0.6%
Kyrgyz Som	KGS	69.25	74.21	-6.7%	68.61	70.02	-2.0%
Georgian Lari	GEL	2.60	2.44	6.9%	2.45	2.37	3.3%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 pro-forma Warid	2Q16 pro-forma Warid	3Q16	4Q16	1Q17	FY14	FY15	FY16 reported
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,105	2,152	2,362	2,354	2,281	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	2,030	2,085	2,276	2,244	2,202	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	778	795	896	783	861	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.0%	37.0%	37.9%	33.3%	37.8%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	297	283	406	91	345	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	137	96	186	(89)	131	375	(595)	347
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	170	138	445	1,557	(4)	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	203	348	425	770	268	3,434	2,033	2,292
CAPEX excluding licenses	531	764	739	799	210	462	448	649	158	306	382	754	263	2,833	1,779	2,058
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	28%	8%	14%	16%	32%	12%	21%	19%	23%

*Notes:

The financial results for Q1 2016 and Q2 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year-on-year comparisons.

Consolidated	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 reported	2Q16 reported	3Q16	4Q16	1Q17	FY14	FY15	FY16 reported
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,017	2,152	2,362	2,354	2,281	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	1,948	2,085	2,276	2,244	2,202	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	758	795	896	783	861	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.6%	37.0%	37.9%	33.3%	37.8%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	304	283	406	91	345	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	154	96	186	(89)	131	375	(595)	347
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	188	138	445	1,557	(4)	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	195	348	425	770	268	3,434	2,033	2,292
CAPEX excluding licenses	531	764	739	799	210	462	448	649	151	306	382	754	263	2,833	1,779	2,058
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	28%	8%	14%	16%	32%	12%	21%	19%	23%

VEON

index page

(in millions)

Mobile Customers	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Russia	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	57.2	59.8	58.3
Algeria	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	17.7	17.0	16.3
Pakistan	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	38.5	36.2	51.6
Bangladesh	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.8	32.3	30.4
Ukraine	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.2	25.4	26.1
Uzbekistan	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	10.6	9.9	9.5
Other	14.9	15.3	15.8	15.9	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	14.9	15.9	15.5	15.1
Laos	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2	0.3
Total consolidated	191.1	193.3	196.8	197.1	195.1	192.0	195.5	196.3	204.3	204.5	205.9	207.5	206.8	197.1	196.3	207.5
Italy	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	31.1	20.9	20.7	31.3	30.9	21.6	21.1	31.3
Total	213.1	215.2	218.5	218.7	216.5	213.4	216.8	217.4	235.4	225.3	226.6	238.9	237.7	218.7	217.4	238.9

Fixed line Customers	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Russia					2.3	2.2	2.2	2.2	2.2	2.0	2.1	2.2	2.2		—	2.2
Algeria					—	—	—	—	—	—	—	—	—		—	—
Pakistan					—	—	—	—	—	—	—	—	—		—	—
Bangladesh					—	—	—	—	—	—	—	—	—		0.8	—
Ukraine					0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8		0.2	0.8
Uzbekistan					0.0	0.0	0.0	0.0	—	—	—	—	—		0.2	—
Other					0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4		2.3	0.4
Laos					—	—	—	—	0.0	—	0.0	0.0	0.0		—	0.0
Total consolidated					3.5	3.4	3.4	3.4	3.4	3.2	3.3	3.4	3.4		3.4	3.4
Italy					2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4		2.3	2.3
Total					5.7	5.6	5.6	5.7	5.7	5.5	5.7	5.7	5.8		5.7	5.7

VEON

EBITDA Underlying Reconciliation

	(USD mln)											( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY15	FY16	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY15	FY16
Russia
EBITDA Reported	421	524	455	424	328	414	413	419	409	1,823	1,574	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	110,145	104,790
Site capitalization				(30)						(30)	—				(2,152)						(2,152)	—
A/R inventory and provision				2						2	—				132						132	—
PT Costs					1	3	6	1	3	—	11					53	177	379	86	154	—	695
EBITDA Underlying	421	524	455	396	328	417	419	420	412	1,795	1,585	26,130	27,536	28,466	25,992	24,463	27,446	27,090	26,487	24,224	108,125	105,486
Algeria											—
EBITDA reported	169	175	178	162	158	128	135	125	114	684	547	15,723	17,199	18,330	17,302	17,060	14,019	14,868	13,851	12,545	68,554	59,798
PT Costs				6		0	13	2	—	6	15				677		10	1,432	195	6	677	1,637
A/R and inventory provision				6						6	—				593						593	—
EBITDA Underlying	169	175	178	174	158	128	148	127	114	696	562	15,723	17,199	18,330	18,572	17,060	14,029	16,300	14,045	12,551	69,824	61,435
Pakistan											—
EBITDA reported	96	106	103	104	136	130	147	129	154	409	542	9,725	10,828	10,620	10,872	14,240	13,635	15,387	13,509	16,188	42,044	56,772
SIM re-verification costs	8	6								14	—	766	611								1,377	—
PT Costs				2	3	15	7	20	6	2	45				188	339	1,532	770	2,069	608	188	4,709
Other		(9)	(7)							(16)	—		(916)	(666)							(1,582)	—
EBITDA Underlying	103	103	97	106	139	145	154	149	160	409	587	10,491	10,522	9,954	11,060	14,579	15,167	16,156	15,578	16,796	42,027	61,481
Bangladesh											—
EBITDA Reported	60	63	69	51	70	69	73	55	69	242	267	4,635	4,930	5,339	3,967	5,500	5,386	5,721	4,357	5,517	18,871	20,964
PT Costs				4	4	2		10	—	4	16				333	351	131		771		333	1,252
Sim verification						4				—	4						333				—	333
SIM tax provision			2	12						14	—			156	923						1,079	—
A/R and inventory provision				7						7	—				526						526	—
EBITDA Underlying	60	63	71	74	75	75	73	65	69	267	288	4,635	4,930	5,495	5,749	5,850	5,849	5,721	5,128	5,517	20,809	22,549
Ukraine											—
EBITDA Reported	63	70	84	75	71	80	86	69	77	292	306	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	6,332	7,811
PT Costs					0	0				—	0					1	1			1	—	2
Reversal of tax provisions					(1)					—	(1)					(22)					—	(22)
Provisions											—								240		—
EBITDA Underlying	63	70	84	75	70	80	86	69	77	292	306	1,278	1,512	1,835	1,706	1,801	2,027	2,170	1,793	2,074	6,332	7,791

Uzbekistan											—
EBITDA reported	105	113	99	121	100	94	96	105	79	437	395	256,637	284,201	255,021	327,858	284,934	273,119	286,793	328,420	264,633	1,123,718	1,173,267
Legal provision			16							16	—			43,066							43,066	—
Return of litigation losses					(2)			(12)	—	—	(14)					(5,159)			(39,881)	—	—	(45,040)
Return of bad debt losses					(1)					—	(1)					(3,948)					—	(3,948)
EBITDA Underlying	105	113	115	121	97	94	96	92	79	453	379	256,637	284,201	298,087	327,858	275,827	273,119	286,793	288,539	264,633	1,166,784	1,124,279
Other											—
EBITDA reported	127	138	132	93	43	16	60	52	55	490	170											—
Other	—	—	5	1	1	38	(5)	11		6	45											—
EBITDA Underlying	127	138	137	94	44	54	55			496	153											—
HQ											—
Uzbekistan Provision			900	11						911	—
PT Costs			44	65	35	54	45	23	21	109	157
Other								7		—	7
VEON Group Reported	938	1,069	58	811	778	795	896	783	861	2,875	3,252
One-offs	8	(3)	960	86	40	116	66	61	30	1,051	284
VEON Group Underlying	945	1,066	1,018	897	818	911	962	844	891	3,926	3,536

Russia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue*	1,893	1,964	2,021	1,580	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	7,459	4,583	4,097
EBITDA*	760	813	827	580	421	524	455	424	328	414	413	419	409	2,980	1,823	1,574
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	40.0%	39.8%	38.4%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	149	350	117	1,559	906	662
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	146	345	114	1,514	833	643

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenues*	1,540	1,604	1,651	1,275	859	1,066	961	902	733	843	914	940	932	6,070	3,789	3,430
Service Revenue (Mobile)*	1,500	1,569	1,600	1,208	829	1,031	918	846	696	816	879	886	890	5,877	3,624	3,276
Data Revenue (Mobile)	251	256	272	224	164	198	177	180	160	187	208	223	236	1,003	719	778
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	57.2	59.8	58.3
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	n.a.	34.3	36.6
ARPU (USD)**	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	n.a.	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	336	335	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	0%	0%	0%	0%	16%	14%	14%	15%	16%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	353	360	370	305	202	222	189	182	152	165	178	172	165	1,388	794	667
Service revenue	348	355	366	303	201	221	188	179	151	165	177	172	164	1,372	789	665
Broadband revenue	91	93	86	69	53	56	43	41	40	38	34	45	46	339	193	156
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.6	8.3	6.4	6.2	6.0	6.0	5.9	7.0	6.8	n.a.	n.a.	n.a.
FTTB revenue	88	90	83	69	51	55	42	41	39	37	33	45	45	330	193	154
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.6	8.3	6.4	6.2	6.0	6.0	5.9	6.9	6.8	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue*	66,148	68,722	73,082	73,947	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	281,898	277,241	273,003
EBITDA*	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	111,935	110,145	104,790
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.7%	39.7%	38.4%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	61,309	56,775	42,697
CAPEX excluding licenses	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	59,675	52,069	41,432

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenues*	53,805	56,133	59,691	59,637	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	229,266	229,195	228,443
Service revenue*	52,385	54,883	57,810	56,360	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	221,438	219,031	218,192
Data Revenue	8,755	8,957	9,829	10,523	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	38,065	43,581	51,773
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	57.2	59.8	58.3
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	n.a.	34	37
ARPU (RUB)**	310	326	336	325	300	316	325	309	293	309	324	317	302	n.a.	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	315	337	336	335	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	0%	0%	0%	0%	16%	14%	14%	15%	16%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	12,343	12,589	13,391	14,309	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	52,632	48,046	44,560
Service revenue	12,175	12,444	13,228	14,217	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	52,064	47,748	44,418
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	2,811	2,471	2,175	2,807	2,650	12,771	11,983	10,263
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	422	391	378	435	403	n.a.	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	2,762	2,426	2,144	2,776	2,623	12,434	11,761	10,108
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	423	391	378	433	403	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition
**	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

Q1 2016 and Q2 2016 are pro-forma results assume that the results of Warid have been consolidated (including intercompany eliminations) with effect from 1 January 2016

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	251	268	241	251	249	257	252	256	351	361	368	369	370	1,010	1,014	1,450
Service revenue	241	256	230	239	236	244	238	241	332	341	345	346	345	966	960	1,364
EBITDA	99	104	84	99	96	106	103	104	136	130	147	129	154	386	409	542
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	20	57	73	96	35	651	238	246
CAPEX excluding licenses	55	110	97	89	26	79	65	68	20	57	73	96	35	351	238	246
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	48.7	85.6	167.9
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	0.0	51.0	51.6	52.5	38.5	36.2	51.6
ARPU (USD)**	2.0	2.2	1.9	2.0	2.0	2.2	2.2	0.0	2.3	2.3	2.3	2.3	2.2	n.a.	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	628	677	566	585	609	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	5.5%	0.0%	6.0%	6.0%	4.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	102.1	104.2	151.8
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.7	36.2	97.6	98.6	143.3
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	39.0	42.0	56.8
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	n.a.	24.5	25.7
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	n.a.	24.5	25.7
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	4.9	8.8	17.6
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	0.0	51.0	51.6	52.5	38.5	36.2	51.6
ARPU (PKR)**	216	214	195	204	203	225	230	228	245	243	237	236	231.1	125	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	628	677	566	585	609	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	5.5%	0.0%	6.0%	6.0%	4.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	n.a.	n.a.	n.a.

Mobilink stand alone

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	251	268	241	251	249	257	252	256	273	285	1,010	1,014
Service revenue	241	256	230	239	236	244	238	241	257	269	966	960
EBITDA	99	104	84	99	96	106	103	104	116	115	386	409
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	651	238
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	351	238
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	48.7	85.6
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	0.0	2.2	2.2	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	29.8	102.1	104.2
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	97.6	98.6
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	39.0	42.0
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.9	8.8
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	125	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies
**	ARPU calculations include MFS revenues starting from Q1 2017

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	429	437	429	396	323	328	325	299	279	251	264	246	232	1,690	1,273	1,040
Service revenue	428	434	422	393	320	326	321	292	276	248	263	244	228	1,678	1,259	1,031
EBITDA	247	238	225	198	169	175	178	162	158	128	135	125	114	907	684	547
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	76	56	26	415	192	202
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	39	56	26	415	192	165
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	21.8	45.9	73.1
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	17.7	17.0	16.3
ARPU (USD)**	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	n.a.	n.a.	n.a.
MOU (min) *	215	218	213	204	344	387	390	375	351	339	335	323	365	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	0.0%	9.0%	9.8%	9.4%	9.9%	9.9%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	136.2	127.6	113.7
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	135.0	126.1	112.7
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	72.6	68.6	59.8
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	n.a.	20	22
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	n.a.	20	18
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	1.6	4.6	8.0
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	17.7	17.0	16.3
ARPU (DZD)**	631	657	648	622	569	617	620	612	586	546	593	555	513	245	n.a.	n.a.
MOU (min)*	215	205	213	204	344	387	390	375	351	339	335	323	365	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	0%	9%	10%	9%	10%	10%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies
**	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	134	141	142	146	147	151	154	153	155	157	157	152	151	563	604	621
Service revenue	132	139	140	144	145	149	151	151	153	152	153	147	147	556	596	606
EBITDA	49	54	56	60	60	63	69	51	70	69	73	55	69	219	242	267
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	22	65	10	178	134	137
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	22	65	10	178	134	137
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	23.2	42	63
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.8	32.3	30.4
ARPU (USD)**	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	n.a.	n.a.	n.a.
MOU (min) *	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	0.0%	4.5%	4.7%	13.9%	4.6%	5.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	n.a.	n.a.	n.a.
(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	43.7	47.1	49
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	43.1	46.4	48
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	17.0	18.9	21
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	n.a.	10.5	11
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	n.a.	10.5	11
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	1.07	1.16	1.30	1.38	1.53	1.76	3.3	5
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.8	32.3	30.4
ARPU (BDT)**	117	121	120	122	119	120	121	121	125	126	133	130	128	n.a.	n.a.	n.a.
MOU (min) *	188	201	200	186	295	300	309	305	311	316	322	322	305	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	0.0%	4.5%	4.7%	13.9%	4.6%	5.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies
**	ARPU calculations include MFS revenues starting from Q1 2017

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	335	259	252	216	151	154	166	152	135	146	155	150	143	1,062	622	586
EBITDA	162	115	114	92	63	70	84	75	71.0	80	86	69	77	483	292	306
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	45.2%	47.0%	52.3%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	34	33	29	137	298	106
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	33	32	27	137	160	104

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	305	236	232	200	140	143	155	141	125	136	144	139	132	973	578	545
Service revenue	305	235	231	199	139	142	154	140	125	135	144	139	132	970	576	542
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	85	66	95
Customers (mln)	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.2	25.4	26.1
ARPU (USD)*	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	574	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	0.0%	5.0%	4.5%	2.6%	6.2%	5.2%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	30	24	20	16	11	11	11	11	10	10	10	10	11	90	45	41
Service revenue	29	24	20	16	11	11	11	11	10	10	10	10	11	89	45	41
Broadband revenue	13	10	9	8	6	6	6	6	6	6	0	6	0	40	24	18
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	1	1	1	1	1	0	0.8	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	0.0	2.3	2.5	0.0	0.0	0.0	n.a.	n.a.	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	12,231	13,475	14,960
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	5,526	6,332	7,811
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	45.2%	47.0%	52.2%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	868	847	782	1,658	6,740	2,723
CAPEX excluding licenses	305	350	444	554	742	1,176	778	869	249	727	860	836	737	1,652	3,566	2,672

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	11,212	12,508	13,908
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	11,190	12,475	13,851
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449	496	544	659	731	845	984	1,442	2,429
Customers (mln)	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.2	25.4	26.1
ARPU (UAH)*	34.6	35.7	37.0	36.1	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	561.7	572.4	558.7	543.9	564.9	573.6	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	0.0%	5.0%	4.5%	2.6%	6.2%	5.2%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	260	280	255	225	233	238	238	257	259	262	261	270	295	1,020	967	1,052
Service revenue	259	279	254	225	233	238	238	257	259	262	261	270	295	1,017	967	1,052
Broadband revenue	114	111	107	111	117	132	132	143	148	151	150	156	170	443	524	604
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	60.6	61.9	61.8	64.0	69.0	n.a.	n.a.	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	163	179	190	186	167	175	186	183	165	164	169	165	153	718	711	663
EBITDA	105	115	127	115	105	113	99	121	100	94	96	105	79	461	437	395
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	38	91	22	79	54	174
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	38	91	22	79	54	174

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	161	177	189	184	166	174	184	182	164	163	168	164	152	711	706	659
Service revenue	161	176	189	184	165	174	183	182	164	163	168	164	152	710	704	659
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	132.3	136	152
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	10.6	9.9	9.5
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	5.5	4.7	4.6
ARPU (USD)*	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	n.a.	n.a.	n.a.
MOU (min)	465	531	568	528	498	553	550	501	548	763	650	554	537	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	12%	12%	12%	12%	11%	12%	0%	12%	12%	10%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	8.0	5.4	4
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	7.8	5.3	4
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0	2.7	2.1	0
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	0.0	0.0	0.0	0.0	n.a.	n.a	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	363	409	446	445	409	442	480	497	469	479	502	518	513	1,662	1,829	1,967
EBITDA	234	262	296	274	257	284	255	328	285	273	287	328	265	1,066	1,124	1,173
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	112	289	75	184	143	533
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	112	289	75	184	143	533

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	359	405	442	441	406	439	476	494	465	475	499	514	510	1,646	1,815	1,954
Service revenue	358	404	441	441	405	439	475	493	465	475	499	514	510	1,643	1,811	1,953
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134	306.4	349	452
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	10.6	9.9	9.5
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	5.5	4.7	4.6
ARPU (UZS)*	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	n.a.	n.a.	n.a.
MOU (min)	465	531	568	528	498	553	550	501	548	763	650	554	537	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	12%	12%	12%	12%	11%	12%	0%	12%	12%	10%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	15.8	13.8	13
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	15.6	13.4	13

*	ARPU calculations include MFS revenues starting from Q1 2017

Italy

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*	The “combined data’’ for Q4 2015 and Q1 2016, consists of the sum of the WIND and 3 Italia businesses results, respectively. The Q4 2015 and Q1 2016 data related to 3 Italia was obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17	FY14	FY15	FY16*
Total operating revenue	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,754	1,552	4,633	4,428	6,491
EBITDA	430	435	521	418	406	397	427	441	381	399	473	551	458	1,804	1,671	2,124
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.4%	29.5%	38.9%	37.7%	32.7%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	151	404	240	757	779	1,172
CAPEX excluding licenses	137	173	187	261	172	186	170	251	172	192	151	404	240	757	779	1,172

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	827	832	848	820	781	800	818	880	796	824	875	1,446	1,259	3,328	3,279	5,362
Service revenue	729	737	763	746	705	720	752	736	703	714	765	1,110	1,048	2,975	2,913	4,392
Data Revenue	132	137	152	152	154	159	172	168	174	179	204	341	352	573	652	1329
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	21.6	21.4	31.3
Data customers (mln)	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	11.7	11.7	19.2	19.5	10.2	11.6	19.2
ARPU (€)	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.5	11.1	n.a.	n.a.	n.a
of which :
ARPU voice (€)	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.8	5.4	n.a.	n.a.	n.a
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	n.a.	n.a.	n.a
MOU (min.)	254	261	262	274	267	275	263	274	270	280	267	288	264	n.a.	n.a.	n.a
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	n.a.	n.a.	n.a
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	n.a.	n.a.	n.a
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	n.a.	2,896	n.a.	n.a.	n.a

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue	316	314	372	302	297	283	272	298	269	268	285	308	293	1,305	1,150	1,129
Service revenue	306	303	291	292	278	277	272	268	263	264	269	278	269	1,192	1,095	1,074
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.8	2.8	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.4	n.a.	n.a
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.4	n.a.	n.a
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	n.a.	n.a.	n.a
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	n.a.	n.a.	n.a

Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.2	2.3	2.3
of which :
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.2	2.3	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	n.a.	n.a.	n.a
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	1.9	2.0	n.a.

Italy JV on combined basis

(in EUR millions, unless stated otherwise, unaudited)

	Combined entity			Actual
CONSOLIDATED	4Q15*	1Q16*	4Q16*	1Q17
Total operating revenue	1,741	1,519	1,754	1,552
Underlying EBITDA[1]	550	471	551	517
Underlying EBITDA margin (%)	31.0%	31.6%	31.4%	33.3%
Capital expenditures (CAPEX)	360	276	404	240
CAPEX excluding licenses	360	276	404	240

MOBILE	4Q15	1Q16	4Q16	1Q17
Total operating revenue	1,443	1,251	1,446	1,259
Service revenue	1,091	1,056	1,110	1,048
Data Revenue	313	315	341	352
Customers (mln)	31.2	31.1	31.3	30.9
Data customers (mln)	18.5	18.6	19.2	19.5
ARPU (€)	11.4	11.1	11.5	11.1
of which :
ARPU voice (€)	5.9	5.8	5.8	5.4
ARPU data (€)	5.4	5.3	5.7	5.6
MOU (min.)	277	276	288	264
Total traffic (mln. min.)	25,951	25,782	27,058	24,693
Churn, annualised rate (%)	34.7%	32.9%	34.9%	33.2%
MBOU	n.a.	2,058	n.a.	2,896

FIXED-LINE	4Q15	1Q16	4Q16	1Q17
Total operating revenue	298	269	308	293
Service revenue	268	263	278	269
Total voice customers (mln)	2.8	2.8	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5
Total INDIRECT voice customers (mln)	0.4	0.3	0.2	0.2
Total fixed-line ARPU (€)	28.0	27.3	29	28
Total Traffic (mln. min.)	2,763	2,633	2,422	2,286

Total Internet customers (mln)	2.3	2.3	2.3	2.4
of which :
Broadband (mln)	2.3	2.3	2.3	2.4
Broadband ARPU (€)	20.9	20.5	22	22 0

1.	Q1 2017 underlying EBITDA excludes approximately 59 EUR million restructuring costs

Asia (Laos)

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Total operating revenue*	8.3	8.0	7.0	5.5	5.1	4.7	4.3	4.1	3.8	3.5	3.1	3.7	3.5	28.5	18.2	14.1
EBITDA	2.4	3.0	2.0	2.3	2.0	1.5	0.9	1.0	0.6	0.3	-0.1	0.8	0.5	9.6	5.4	1.6
EBITDA margin (%)*	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	25.1%	15.6%	9.1%	-4.6%	22.0%	15%	33.6%	29.6%	11%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	FY14	FY15	FY16
Customers (mln)	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2	0.3

VEON

USD mln	4Q16 as reported on 27 February 2017	Italy Joint Venture: Revised share of results	4Q16 Revised
Assets
Total non-current assets	16,729	(86)	16,643
Total current assets	4,549		4,549
Assets classified as held for sale	1
Total assets	21,279	(86)	21,193
Equity and liabilities
Equity attributable to equity owners of the parent	6,047	(86)	5,960
Non-controlling interests	82		82
Total equity	6,129	(86)	6,043
Total non-current liabilities	8,593		8,593
Total current liabilities	6,557		6,557
Total equity and liabilities	21,279	(86)	21,193

USD mln	4Q16 as reported on 27 February 2017	Italy Joint Venture: Revised share of results	4Q16 Revised
Operating profit	1,084		1,084
Profit/ (loss) before tax	433	(86)	347
Income tax expense	635		635
Profit/(loss) for the period from continuing operations	(202)	(86)	(288)
Profit/(loss) for the period from discontinuing operations	2,708		2,708
Profit for the period	2,506	(86)	2,420
Attributable to:
Non-controlling interest	92		92
Net income attributable to VEON shareholders	2,414	(86)	2,328